Khan Resources Inc.
Annual Information Form
For the year ended September 30, 2007
Dated as of December 18, 2007

TABLE OF CONTENTS

GLOSSARY OF TERMS	1

EXPLANATORY NOTES	4
Forward-Looking Information	4

CORPORATE STRUCTURE	6
Name and Incorporation	6
Intercorporate Relationships	6

GENERAL DEVELOPMENT OF THE BUSINESS	7
Overview	7
Initial Listing	7
Acquisition of the Main Dornod Property	7
Acquisition of the Additional Dornod Property	8
Re-Registration of Licenses	8
Sale of the Big Bend Gold Property	8
Additional Gold Licenses	9
Drilling Programs	9
Pre-Feasibility Study	9
Financing Activities	10
Potential Cooperation with Western Prospector	10
Acquisition of Common Shares of the Corporation by Laramide	10

NARRATIVE DESCRIPTION OF THE BUSINESS	11
Business Objectives and Strategy	11
Overview of the Uranium Industry	11
Mongolia	14
Dornod Uranium Property — Technical Report of September 27, 2007	21

RISK FACTORS	22

DESCRIPTION OF CAPITAL STRUCTURE	29
General	29
Common Shares	29
Class E Warrants	29
Fully-Diluted Share Capital	31

DIVIDENDS	31

ESCROWED SECURITIES	31

MARKET FOR SECURITIES	32
Trading Price and Volume	32

DIRECTORS AND OFFICERS	33
Name, Occupation and Security Holding	33
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	37
Conflicts of Interest	38

LEGAL PROCEEDINGS	38
Shareholder Oppression Action	38
Mays Action	39
Khan Action for Damages	40
Mays and WM Mining Contempt Proceedings	40

MATERIAL CONTRACTS	40
The Western Prospector Agreement	40

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The Escrow Agreement	41
The Warrant Indenture	41
The Amended and Restated Shareholder Rights Plan Agreement	41

REGISTRAR AND TRANSFER AGENT	41

AUDIT COMMITTEE AND AUDITORS	41
Audit Committee Charter	41
Composition of the Audit Committee	42
Pre-Approval Policies and Procedures	43
Auditor Service Fees	43

INTERESTS OF EXPERTS	43

ADDITIONAL INFORMATION	44

EXHIBIT A — EXECUTIVE SUMMARY OF TECHNICAL REPORT ON THE DORNOD URANIUM PROJECT, MONGOLIA	A-1

EXHIBIT B — AUDIT COMMITTEE CHARTER	B-1
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GLOSSARY OF TERMS
The following terms used but not otherwise defined in this Annual Information Form have the meanings set out below:
“alluvial” means relating to deposits made by flowing water, washed away from one place and deposited in another.
“assay” means an analysis to determine the presence, absence or concentration of one or more chemical components of interest contained in a sample.
“°C” means degrees Celsius.
“concentrate” means a processing product containing the valuable ore mineral from which most of the waste material has been eliminated.
“cut-off grade” means the minimum mineral grade at which material can be economically mined and processed (used in the calculation of reserves).
“deposit” means a mineralized body which has been physically delineated by sufficient drilling, trenching and/or underground work and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing Mineral Reserves until final legal, technical and economic factors have been resolved.
“dredge” means equipment used to excavate materials under water. Dredges are used for mining alluvial mineral deposits, including tin, gold, and diamonds.
“Feasibility Study” means a comprehensive study of a deposit in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.
“grade” means the amount of mineral in each tonne of ore.
“Indicated Mineral Resources” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
“Inferred Mineral Resources” means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
“leach pad” means a site prepared with an impermeable base for the piling of ore that will be treated with solutions to extract valuable metals (usually gold and silver).
“leaching” means a method of extraction in which a solvent is passed through a mixture to remove some desired substance from it. Leaching is used to remove metals from their ores.
“Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
“mineral” means an inorganic substance occurring in nature, having a characteristic and homogeneous chemical composition, definite physical properties, and, usually, a definite crystalline form. A few of the minerals (e.g., carbon, arsenic, bismuth, antimony, gold, silver, copper, lead, mercury, platinum, and iron) are elements, but the vast majority are chemical compounds. Minerals combine with each other to make up rocks. Many minerals, especially the metals, are of great economic importance to a highly industrialized civilization, entering into the composition of many manufactured articles. Some minerals, which would otherwise be of no economic significance, are highly valued as gems.
“Mineral Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a pre-feasibility study. This study must include adequate information on mining, processing metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes allowances for dilution and losses that may occur when the material is mined.
“Mineral Resources” means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.
“mineralization” means the concentration of minerals within a body of rock.
“MW” means megawatts.
“NI 43-101” means National Instrument 43-101 — Standards of Disclosure for Mineral Projects.
“NP 46-201” means National Policy 46-201 — Escrow for Initial Public Offerings.
“open pit mining” means an excavation for removing minerals which is open to the surface.
“ore” means a metal or mineral, or a combination of these, of sufficient value as to quality and quantity to enable it to be mined and processed at a profit.
“outcrop” means an exposure of bedrock at the surface.
“oz” means ounces.
“placer” means a surfacial mineral deposit formed by the mechanical concentration of mineral particles from weathered debris.
“Pre-Feasibility Study” means a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.
“Probable Mineral Reserve” means the economically mineable part of an Indicated Mineral Resource, and in some circumstances a Measured Mineral Resource demonstrated by at least a Pre-Feasibility Study. The Pre-Feasibility Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
“Qualified Person” means an individual who (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project and the Technical Report related thereto; and (c) is a member in good standing of a professional association as defined by NI 43-101.
“reclamation” means the process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, impoundments, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock piles and other disturbed areas.
“recovery” is a term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of an ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal originally present in the ore.
“SEDAR” means the System for Electronic Document Analysis and Retrieval.
“stripping ratio” means the tonnage or volume of waste material which must be removed to allow the mining of one tonne of ore in an open pit.
“Technical Report” means a technical report completed in compliance with NI 43-101.
“U” means uranium.
“U3O8”, “uranium oxide” or “yellowcake” means a concentrated uranium oxide obtained by milling a mixture of uranium oxide ore to produce “pulped” ore. This is then bathed in sulphuric acid to leach out the uranium. Yellowcake is what remains after drying and filtering and is usually represented by the formula U3O8. It is radioactive, forming a coarse powder which is insoluble in water and contains about 80% uranium oxide (U3O8), and melts at approximately 2,878°C. The yellowcake produced by most modern mills is actually brown or black, not yellow; the name comes from the colour and texture of the concentrates produced by early mining operations. This fine powder is packaged in drums and sent to a conversion plant that produces uranium hexaflouride (UF6) as the next step in the manufacture of nuclear fuel.

EXPLANATORY NOTES
Unless otherwise indicated or the context otherwise indicates, in this document, “Khan” refers to Khan Resources Inc. and the “Corporation” refers to Khan and its direct and indirect subsidiaries on a consolidated basis.
Unless otherwise stated, all dollar amounts are expressed in United States dollars.
Forward-Looking Information
Certain information in this Annual Information Form, including any information as to Khan’s future financial or operating performance, constitutes “forward-looking information” under applicable Canadian securities laws. All statements, other than statements of historical fact, contain forward-looking information. In this Annual Information Form, the words “believe”, “plan”, “expect”, “contemplate”, “target”, “budget”, “scheduled”, “estimate”, “forecast”, “intend”, “anticipates”, “may”, “could”, “would”, “might” or “will” and similar expressions or variations (including negative variations) of such words and phrases, often, but not always, identify forward-looking information. Statements containing forward-looking information are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Khan, are inherently subject to significant business, economic, political, social and competitive uncertainties and contingencies and involve known and unknown risks and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, but are not limited to: results of exploration activities; results of reclamation activities; conclusions of economic evaluations; the impact of Mongolian minerals laws on the Corporation’s licenses, operations and capital structure; the Corporation’s ability to renew its existing licenses; fluctuations in the value of the United States dollar and the Canadian dollar relative to the Mongolian Togrog (the “MNT”); fluctuations in the price of uranium; changes in project parameters as plans continue to be refined; future prices of uranium; variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, Bermuda, Mongolia or the British Virgin Islands; political instability, insurrection or war; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, the timing and amount of estimated future production, costs of production and capital; operating and exploration expenditures; costs and timing of the development of new deposits; costs and timing of future exploration; requirements for additional capital; environmental risks; reclamation expenses; contests over title to properties; limitations of insurance coverage; and the timing and possible outcome of pending litigation and regulatory matters as well as those risk factors discussed in the section entitled “Risk Factors” in this Annual Information Form. Many of these uncertainties and contingencies can affect Khan’s actual results and could cause actual actions, events or results to differ materially from those expressed or implied in any forward-looking information. All of the forward-looking information in this Annual Information Form is qualified by these cautionary statements. Forward-looking statements contained herein are made as of the date of this Annual Information Form and the Corporation disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements containing forward-looking information. Accordingly, readers should not place undue reliance on forward-looking information.

The Corporation may, from time to time, make oral forward-looking statements. The Corporation advises that the above paragraph and the risk factors described in this Annual Information Form and in the Corporation’s other documents filed with the Canadian securities commissions should be read for a description of certain factors that could cause the actual results of the Corporation to materially differ from those in the oral forward-looking statements. The Corporation disclaims any intention or obligation to update or revise any oral or written forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

CORPORATE STRUCTURE
Name and Incorporation
Khan was incorporated under the name “2016594 Ontario Inc.” pursuant to the Business Corporations Act (Ontario) (the “OBCA”) on October 1, 2002. By a certificate and articles of amendment dated January 6, 2003, Khan amended its articles and changed its name to “Khan Resources Inc.”. Khan’s articles were further amended on May 31, 2004 by a certificate and articles of amendment removing restrictions in connection with the transferability of its shares.
The Corporation’s head office is located at Suite 1007, 141 Adelaide Street West, Toronto, Ontario M5H 3L5 and its registered office is located at 1 First Canadian Place, 44th Floor, Toronto, Ontario M5X 1B1. Khan’s Mongolian headquarters is located at Room 13, Sky Plaza Centre, 14 Olympic Street, Ulaanbaatar 48, Mongolia.
Intercorporate Relationships
Khan’s corporate structure, its material subsidiaries, the percentage ownership in its material subsidiaries and the jurisdiction of incorporation of such corporations are set out in the following chart. The chart also indicates particulars of Khan’s ownership of its uranium properties.

Notes:

[1]	The remaining 42% of Central Asian Uranium Company, Ltd. is owned as to 21% by each of the State Property Committee of the Republic of Mongolia (the “SPC”) and JSC Priargunsky Mining and Chemical Production Association, a subsidiary of Atomredmetzoloto JSC, a Russian state company (“Atomredmetzoloto”). Atomredmetzoloto was the operator of the Main Dornod Property from 1988 to 1995 when it was producing uranium ore for shipment to Russia.

GENERAL DEVELOPMENT OF THE BUSINESS
Overview
The Corporation is a Canadian-based mineral exploration and development company engaged in the acquisition, exploration and development of uranium in Mongolia. The Corporation’s current uranium exploration and development projects, one of which was previously in production, are located in the Dornod district of northeastern Mongolia, a district that contains a number of known uranium deposits. The Corporation’s assets consist of its interest in the “Dornod Uranium Property” which is held through a 58% interest in the Main Dornod Property (defined below) and a 100% interest in the Additional Dornod Property (defined below). The Main Dornod Property and the Additional Dornod Property are collectively referred to herein as the “Dornod Uranium Property”.
At September 30, 2007, the Corporation had a total of 13 employees: 5 in Canada and 8 in Mongolia.
Initial Listing
Khan listed its common shares (the “Common Shares”) as well as its class E warrants (the “Class E Warrants”) on the Toronto Stock Exchange (the “TSX”) effective August 2, 2006 and became a reporting issuer in Ontario, British Columbia, Alberta, Saskatchewan and Manitoba. Each Class E Warrant entitles the holder thereof to purchase one Common Share at a price of Cdn.$1.90, subject to adjustment, at any time on or before 5:00 p.m. (Toronto time) on August 2, 2008. As of December 18, 2007, 155,904 Class E Warrants had been exercised and 1,540,556 Class E Warrants were still outstanding.
Acquisition of the Main Dornod Property
Khan was incorporated on October 1, 2002 for the purpose of acquiring uranium and gold interests in Mongolia.
Khan and its wholly-owned subsidiary, Khan Resources Bermuda Ltd. (“Khan Bermuda”), were formed to effect the indirect acquisition of a 58% interest in Central Asian Uranium Company Ltd. (“CAUC”), the owner of the Main Dornod Property and a 100% interest in the Big Bend Gold Property (defined below). The Big Bend Gold Property was sold on October 11, 2007, see “General Development of the Business — Sale of the Big Bend Gold Property”.
The “Main Dornod Property” consists of an open pit mine (“Dornod Deposit No. 2”) and approximately two-thirds of an underground deposit (“Dornod Deposit No. 7”). Dornod Deposit No. 2 is an open pit mine from which, between 1988 and 1995, Atomredmetzoloto, a Russian state company, extracted approximately 590,000 tonnes of ore at an average grade of 0.118% U3O8. At Dornod Deposit No. 7, two shafts have been built to depths of 510 and 500 metres and approximately 20,000 metres of development drifts, which extend into the adjoining Additional Dornod Property, have been constructed. The Corporation owns a 58% interest in CAUC which has a mining license in respect of the Main Dornod Property.
The acquisition of the Main Dornod Property was effected in two stages. In the first stage of the acquisition, by agreement dated July 30, 2003, Khan Bermuda acquired 100% of the issued shares of CAUC Holding Company Ltd. (“CAUC Holding”) (then known as World Wide Mongolia Mining Inc.), a British Virgin Islands company, which in turn owns 58% of the issued shares of CAUC, the owner of the Main Dornod Property.

In the second stage of the acquisition, following the acquisition of CAUC Holding by Khan Bermuda, Khan acquired all of the issued and outstanding shares of Khan Bermuda pursuant to a share exchange agreement (the “Share Exchange Agreement”) dated July 31, 2003 between Wallace Mays, as vendor, Khan, as purchaser, and Khan Bermuda pursuant to which Khan issued 5,500,000 Common Shares and 7,500,000 special warrants (“Special Warrants”) as consideration. These transactions resulted in Wallace Mays, the previous owner of CAUC Holding and a former promoter and director of Khan, owning a 42.31% voting interest in Khan. See “Legal Proceedings— Mays Action”.
Acquisition of the Additional Dornod Property
In March 2005, pursuant to an agreement dated January 27, 2005 (the “Western Prospector Agreement”) with Western Prospector Group Ltd., a TSX Venture Exchange listed company, with uranium properties in Mongolia (“Western Prospector”), the Corporation acquired the “Additional Dornod Property” which consists of an exploration license in respect of approximately 243 hectares contiguous with the Main Dornod Property. In addition to the remainder of Dornod Deposit No. 7, the Additional Dornod Property contains part of another underground deposit (“Dornod Deposit No. 5”). In consideration of this purchase, Khan issued 400,000 Common Shares to Western Prospector and granted a 3% royalty on revenues generated from any mineral product extracted from the Additional Dornod Property.
The exploration license in respect of the Additional Dornod Property is registered in the name of Khan Resources XXK, a Mongolian corporation in which the Corporation holds a 100% interest through its Bermudian subsidiary. The initial term of the exploration license expires on February 11, 2008. Under the RMLM (defined below), the license may be renewed for two additional three-year periods. The Corporation is currently taking all steps necessary to convert the exploration license for the Additional Dornod Property into a mining license in accordance with the RMLM. The Corporation has also begun preparations to renew the license if such conversion is not completed prior to February 11, 2008. See “Narrative Description of the Business — Mongolia — Exploration Licenses”.
Re-Registration of Licenses
The Corporation’s mining license in respect of the Main Dornod Property and exploration license in respect of the Additional Dornod Property were submitted to the Mineral Resource and Petroleum Authority of Mongolia’s Department of Geology and Mining Cadastre for re-registration in December 2006 in accordance with the requirements of the RMLM. Re-registration of the mining license and the exploration license has been completed. The exploration license in respect of the Additional Dornod Property was re-registered on the same terms and conditions as the exploration license that was submitted for re-registration. The mining license in respect of the Main Dornod Property was re-registered with a term of 30 years commencing September 30, 1997 in accordance with the RMLM. The mining license previously had a term of 15 years commencing September 30, 1997. All other terms and conditions of the mining license were unaltered.
Sale of the Big Bend Gold Property
The “Big Bend Gold Property” is a gold property located in the Zaamar goldfield district of Mongolia. Ikh Tokhoirol XXK (“Ikh Tokhoirol”), a former wholly-owned Mongolian subsidiary of Khan Bermuda, acquired the Big Bend Gold Property and the corresponding licenses for US$1,667,000 pursuant to an agreement dated July 30, 2003.

On October 11, 2007, Khan Bermuda sold all of the issued and outstanding shares of Ikh Tokhoirol to Berleg Mining LLC for US$2.5 million. Khan no longer owns any interest in the Big Bend Gold Property.
Additional Gold Licenses
In April 2005, the Corporation entered into an earn-in agreement with Khos Khas XXK, a Mongolian limited liability company pursuant to which the Corporation, through, its indirect, wholly-owned subsidiary, Altangol Exploration Ltd., could acquire a 60% controlling interest in three gold mining licenses. In light of unsatisfactory drilling results, the Corporation determined not to pursue these licenses and, pursuant to an agreement dated November 30, 2006, the Corporation caused its subsidiary, Khan Bermuda, to transfer to Khos Khas XXK all of the issued and outstanding shares of Altangol Exploration Ltd.
Drilling Programs
In November 2006, the Corporation completed a drilling program at the Dornod Uranium Property. The drilling program consisted of six diamond drill holes totalling 1,536 metres and was designed to investigate the extensions of mineralized areas that were not followed up by the previous operator, verify lower grade pods in outlying areas, and check the possible extension of known areas adjacent to the defined indicated resource. The first and second holes returned values and widths comparable to the surrounding mineral intercepts. The third and fourth holes confirmed uranium mineralization within a flat lying siltstone that was not included in the most recent resource calculations. The fifth and sixth holes both returned mineralization values and widths similar to the surrounding drill hole information. The results of the program extended the areas of known mineralization of the Dornod Uranium Property.
Pre-Feasibility Study
On August 15, 2007, the Corporation announced that it had completed a Pre-Feasibility Study in respect of the Dornod Uranium Property. The study resulted in a greater than 16% increase in the NI 43-101 compliant Indicated Mineral Resource previously reported for the Dornod Uranium Property, for a total of 25.3 millions tonnes of ore grading 0.116% U3O8 representing 64.3 million pounds of U3O8. The Inferred Mineral Resource estimated in the Pre-Feasibility Study is 2.2 million tonnes of ore grading 0.050% U3O8 representing 2.4 million pounds of U3O8. Further, a significant portion of the Indicated Mineral Resource was upgraded to the Probable Mineral Reserve category. The new Probable Mineral Reserve for Dornod Deposit No. 2 and Dornod Deposit No. 7 is 18.2 million tonnes of ore grading 0.122% U3O8 representing 49.1 millions pounds of U3O8 out of the 64.3 million pounds of Indicated Mineral Resource. The Technical Report dated September 27, 2007 in respect of the Pre-Feasibility Study was filed on SEDAR on October 17, 2007. For additional information, see “Narrative Description of the Business - Dornod Uranium Property -Technical Report of September 27, 2007”.
The study assumes a uranium price of US$55 per lb U3O8, and a through-put of 3,500 tonnes per day over a 15.5 year mine life, which will give an average annual production rate of 2.9 million lbs U3O8, at a cost of US$19.99 per lb U3O8 or US$49.21 per tonne of ore. This yields an Internal Rate of Return (IRR) of 37.1%, and a Net Present Value (NPV) of US$288 million using a 10% discount rate. The capital cost of the project is projected to be approximately US$283 million.
The NPV using a uranium price of US$90 per lb U3O8 and a discount rate of 10% is US$756.5 million. The current uranium spot price is US$105 per lb U3O8.

Financing Activities
On March 1, 2007, Khan completed a public offering of 8,150,000 Common Shares at an offering price of Cdn.$3.70 per share for gross proceeds to Khan of US$25,746,000. The net proceeds of the offering are to be principally used for the further exploration and development of the Dornod Uranium Property.
Since incorporation up to December 18, 2007, Khan has raised an aggregate of US$18.0 million through the private placement of Special Warrants and the issuance of Common Shares and Share Purchase Warrants. Khan has also raised US$33,900,000 through an initial public offering of units comprising one Common Share and one half Class E Warrant (“Units”) and a secondary offering of Common Shares.
The estimated cost of funding the Dornod Uranium Property through to completion of the feasibility study stage is approximately US$11.4 million, plus approximately US$2.9 million for Head Office costs. The capital cost of the project through to the completion of the processing plant and re-activation and further development of the mine is estimated to be approximately US$283 million. Funding arrangements for the Main Dornod Property remain to be negotiated among the CAUC shareholders. At the request of the Corporation, a meeting of CAUC shareholders was held on December 7, 2007 in Ulaanbataar to, among other things, provide the other CAUC partners, Atomredmetzoloto and the SPC, with an update on operations and developments undertaken by the Corporation at the Main Dornod Property as well as to begin a dialogue to establish the terms of an updated joint venture development agreement to govern future development of the Main Dornod Property as well as cooperation in respect of the Additional Dornod Property. The CAUC partners agreed to meet again in February 2008 to continue these discussions.
It is currently premature to identify the Corporation’s exact source of financing for its 58% interest in the Main Dornod Property and in respect of the Dornod Uranium Property in general; however, Khan is considering financing its project obligations either by issuing additional equity, by assuming debt, by advance sale of product or by association with a joint venture partner such as a consumer of uranium or a major uranium producer, or a combination of two or more of these alternatives.
Potential Cooperation with Western Prospector
On October 3, 2007, the Corporation issued a joint news release with Western Prospector to announce that the two companies have commenced assessment of the potential economic benefits of infrastructure sharing at their uranium deposits located in the Dornod province in northeastern Mongolia. The announcement followed meetings held for the purpose of discussing the mutual benefits of closer cooperation between Khan and Western Prospector in the development of their respective uranium projects. Khan and Western Prospector have jointly engaged Aker Kvaerner Canada Inc. to provide a preliminary evaluation of the viability of shared production infrastructure and support facilities. Western Prospector owns 100% of the Gurvanbulag uranium deposit which is located approximately 40 kilometres from the Dornod Uranium Property.
Acquisition of Common Shares of the Corporation by Laramide
In September 2007, the Corporation was informed that Laramide Resources Inc. (“Laramide”), a uranium exploration and development company, acquired 5,600,000 Common Shares of the Corporation from Wallace Mays, the previous owner of CAUC Holding and a former promoter and director of Khan. As a result of the acquisition, Laramide now owns 6,500,000 Common Shares of Khan representing approximately 12% of the Corporation’s issued and outstanding Common Shares. Laramide is now Khan’s single largest shareholder.

NARRATIVE DESCRIPTION OF THE BUSINESS
Business Objectives and Strategy
The Corporation’s primary business objective is to expand and develop the Dornod Uranium Property and become a supplier of U3O8 to the nuclear power industry. The Corporation holds an exploration license in respect of the Additional Dornod Property and owns 58% of CAUC which has a mining license in respect of the Main Dornod Property. See “Narrative Description of the Business — Mongolia — Mongolian Mining Legislation”.
The Corporation has completed a Pre-Feasibility Study in respect of the Dornod Uranium Property. On November 21, 2007, Khan announced that a Feasibility Study contract was awarded to Aker Kvaerner E&C, a division of Aker Kvaerner Canada Inc. in respect of the Dornod Uranium Property. Work on the Feasibility Study is currently expected to be completed by fall of 2008 but delays may be encountered depending on the state of negotiations (i) with CAUC partners with respect to updated joint venture development arrangements for the Main Dornod Property and (ii) with the Government of Mongolia with respect to the entering into of an investment agreement (see “Narrative Description of the Business — Mongolia — Investment Agreements”).
Upon the successful negotiation of satisfactory updated joint venture development arrangements with its CAUC partners and an investment agreement with the Government of Mongolia and completion of a positive Feasibility Study, the Corporation intends to (i) bring Dornod Deposit No. 2 and Dornod Deposit No. 7, located on the Main Dornod Property, and Dornod Deposit No. 5 (and the remaining 1/3 of Dornod Deposit No. 7), located on the Additional Dornod Property, into production, and (ii) construct on-site modern milling and processing facilities on the Main Dornod Property. The Dornod project implementation schedule is conservatively estimated to be approximately 45 months from the start of the Feasibility Study to the start of plant production. This timeline is predicated on the purchase of new equipment. The Corporation anticipates that it will be able to reduce this timeframe significantly by purchasing used equipment.
The successful negotiation of an updated joint venture development agreement with its CAUC partners and an investment agreement with the Government of Mongolia are considered by Khan to be prerequisites to any major mine development work. While Khan would like to enter into such agreements as soon as possible, there can be no certainty as to the timing to complete negotiations with its CAUC joint venture partners or the Government of Mongolia (see “Risk Factors — Negotiation of Investment Agreement with the Government of Mongolia and Risk Factors — Negotiation of Updated Joint Venture Development Agreement with CAUC Participants”).
Overview of the Uranium Industry
Mining and Milling
Uranium ore is recovered by excavation or by in situ leaching techniques. Excavation may be open pit or underground mining. In general, open pit mining is used where deposits are close to the surface and underground mining is used for deep deposits, typically greater than 120 metres deep. Underground mines have relatively small surface disturbance and the quantity of material that must be removed to access the ore is considerably less than in the case of an open pit mine. In situ leaching involves pumping a liquid into the ground to dissolve the uranium and then pumping that liquid back to the surface. (Source: World Nuclear Association “WNA”)

After the uranium ore has been mined it is milled. Milling, which is generally carried out close to a uranium mine, extracts the uranium from the ore. At the mill the ore is crushed and ground to a fine slurry. Sulfuric acid or a strong alkaline solution is used to dissolve the uranium to allow the separation of uranium from the waste rock. It is then recovered from solution and precipitated as uranium oxide (U3O8) concentrate. This is sometimes referred to as “yellowcake” and generally contains more than 80% uranium. The original ore may contain as little as 0.1% uranium. After drying and usually heating, it is packed in 200-litre drums as a concentrate. The remainder of the ore, containing most of the radioactivity and nearly all the rock material, becomes tailings, which are placed in engineered facilities near the mine (often in mined out pits). (Source: WNA)
Conversion and Enrichment
Uranium found in nature consists largely of two isotopes, U-235 and U-238. The production of energy in the form of heat in nuclear reactors is from the `fission’ or splitting of the U-235 atoms. Natural uranium contains 0.7% of the U-235 isotope. The remaining 99.3% is mostly the U-238 isotope which does not contribute directly to the fission process. Most nuclear reactors require uranium enriched to 3 to 5 percent U-235 as their fuel. The Canadian-designed Candu and the British Magnox reactors use natural uranium as their fuel. (Source: WNA)
Uranium enrichment requires the material to be in gaseous form. The product of a uranium mine is not directly usable and the uranium oxide must be converted into uranium hexafluoride (UF6) which is a gas at relatively low temperature. There are conversion plants in Europe, Russia and North America. At a conversion facility, the U3O8 is first refined to uranium dioxide, which can be used as the fuel for those types of reactors that do not require enriched uranium. Most is then converted into uranium hexafluoride, ready for the enrichment plant. (Source: WNA)
Uranium is enriched in U-235 by gaseous diffusion or centrifuge technology. Both of these processes work on the principle of separating the lighter U-235 from the heavier U-238, when in the form of uranium hexafluoride gas. At present the gaseous diffusion process accounts for about 40% of world enrichment capacity. However, because they are old and energy-inefficient, most gaseous diffusion plants are being phased out over the next five years and the focus is on energy-efficient centrifuge enrichment technology which will replace them. (Source: WNA)
Price
There is no formal exchange for uranium as there is for other commodities such as gold or oil. Uranium price indicators are developed by a small number of private business organizations that independently monitor uranium market activities, including offers, bids, and transactions. Such price indicators are owned by and proprietary to the business that has developed them.
The Monthly Uranium Spot Price (US$/pound U3O8), determined as of the last day of the month, steadily increased from US$7.10 per pound in December 2000 to a peak of US$135.00 per pound in June 2007. Since that time, the Monthly Uranium Spot Price has ranged from $75.00 to $123.00 and was US$93.00 in November 2007. (Source: Trade Tech — www.uranium.info)
Demand
About 435 reactors with combined capacity of some 370 GWe, require 78,500 tonnes of uranium oxide concentrate containing 66,500 tonnes of uranium from mines (or the equivalent from stockpiles or secondary sources) each year. Capacity is growing slowly, and at the same time the reactors are being run more productively, with higher capacity factors, and reactor power levels. However, these factors increasing fuel demand are offset by a trend for increased efficiencies, so demand is dampened - over the 20 years from 1970 there was a 25% reduction in uranium demand per kWh output in Europe due to such improvements, which continue. Each GWe of increased capacity will require about 195 tU/yr of extra mine production routinely, and three times this for the first fuel load. Fuel burnup is measured in MW days per tonne U, and many utilities are increasing the initial enrichment of their fuel (e.g. from 3.3% to more than 4.0% U-235) and then burning it longer or harder to leave only 0.5% U-235 in it. (Source: WNA)
Because of the cost structure of nuclear power generation, with high capital and low fuel costs, the demand for uranium fuel is much more predictable than with most if not all other mineral commodities. Once reactors are built, it is very cost-effective to keep them running at high capacity and for utilities to make any adjustments to load trends by cutting back on fossil fuel use. Demand forecasts for uranium thus depend largely on installed and operable capacity, regardless of economic fluctuations. For instance, when South Korea’s overall energy use decreased in 1997, nuclear energy output actually rose, to replace imported fossil fuels. (Source: WNA)
Looking ten years ahead, the market is expected to grow slightly. Demand thereafter will depend on new plants being built and the rate at which older plants are retired. Licensing of plant lifetime extensions and the economic attractiveness of continued operation of older reactors are critical factors in the medium-term uranium market. However, with electricity demand by 2030 expected (by the OECD’s International Energy Agency) to double from that of 2004, there is plenty of scope for growth in nuclear capacity in a greenhouse-conscious world. (Source: WNA)
Supply
Mines in 2005 supplied some 49,000 tonnes of uranium oxide concentrate (U3O8) containing 41,600 tonnes U, about 64% of existing utilities’ annual requirements. The balance was supplied from secondary sources or stockpiled uranium held by utilities, which stockpiles are now largely depleted. As well as existing and new mines, nuclear fuel supply may be from secondary sources, including recycled uranium and plutonium from spent fuel, as mixed oxide fuel, re-enriched depleted uranium tails, ex military weapons-grade uranium, civil stockpiles, and ex military weapons-grade plutonium. (Source: WNA)
Uranium Producers
The uranium industry is concentrated with a small number of companies controlling a majority of the production. In 2006, eight companies accounted for 85.5% of the world’s total production of tonnes 39,429 tonnes (see Figure 1). Also, in 2006, the top eight uranium producing countries accounted for 92.4% of the world’s total production, led by Canada at 25.0% (see Figure 2).
Figure 1: Major Uranium Producers — Companies

	Production	World Share
	(tonnes U)	(%)
Cameco	8,249	20.9
Rio Tinto	7,094	18.0
Areva	5,272	13.4
KazAtomProm	3,699	9.4
TVEL	3,262	8.3
BHP Billiton	2,868	7.3
Navoi	2,260	5.7
Uranium One	1,000	2.5

Total	33,704	85.5

(Source: WNA)
Figure 2: Major Uranium Producers — Countries

	Production	World Share
	(tonnes U)	(%)
Canada	9,862	25.0
Australia	7,593	19.3
Kazakhstan Areva	5,279	13.4
Niger	3,434	8.7
Russia (est.)	3,262	8.3
Namibia	3,067	7.8
Uzbekistan	2,260	5.7
USA	1,672	4.2

Total	36,429	92.4

(Source: WNA)
Mongolia
Introduction
Mongolia is a landlocked country, located in northeast Asia between Russia and China. The country has a total area of 1,565,600 km2 and shares a 4,673 km long border with China on its eastern, western and southern sides and a 3,485 km long border with Russia to the north. The population of Mongolia is estimated at 2.7 million people with approximately 1 million people living in Ulaanbaatar, the capital and largest city. Some 40% of the population lives in the countryside, primarily subsisting as nomadic livestock herders, while the rest live in cities or small settlements spread throughout the country. The official national language is “Khalkha Mongol” and the primary religion is Buddhism.

The latitude of Mongolia, between 42° and 52° north, is approximately the same as that of Central Europe; however, because the country is far from the ocean and has a relatively high median altitude of 1,580 m above sea level, the climate is characterized by an extreme continental climate with large temperature fluctuations and low total rainfall, averaging 200-220 mm per year. Most precipitation falls during the short summer, while winter is generally dry and extremely cold. Temperatures in summer average approximately 25°C, while winter temperatures average -21°C.
The Corporation’s Dornod Uranium Property is located in the northeastern portion of Mongolia some 650 km to the east of the capital city of Ulaanbaatar.
Infrastructure
Mongolia, being a land-locked country with a small rural population, has limited transportation infrastructure. Although there are some second-class roads, travel to remote areas is difficult and requires the use of off-road vehicles or camel/horse trains. There are railway links with Russia and China, and excellent air links with Moscow, Beijing, Seoul, Western Europe and other East Asian countries.
The infrastructure in Mongolia is improving annually due to an increase in tourism, and the resulting need to provide western style accommodations and services.
Mongolian Mining Industry
The mining sector is Mongolia’s single largest industry. Prior to 1970, Mongolia was not able to develop its vast mineral resources due to a lack of infrastructure and lack of financing for mineral resource development. However, beginning in 1970, various deposits of copper, gold, fluorspar, uranium, and coal were developed by joint ventures formed in partnership with the former Soviet Union and its allies. The most notable of these ventures is the Erdenet copper mine, a joint venture between Mongolia (51%) and Russia (49%).
In the mid-1990s, some major western companies, such as BHP Billiton plc and Rio Tinto plc, as well as a number of junior companies, began exploring for minerals in Mongolia, principally copper and gold.

Following the enactment of a new minerals law in 1997 (which was replaced in 2006 as described below), and the general rise in prices of commodities in subsequent years, many other companies have initiated exploration programs in Mongolia.
Gold mining is second in importance to copper in mineral production from Mongolia with the largest proportion of that gold production being derived from alluvial gold deposits in the Zaamar region. Deposits of coking coal, used in making iron and steel, are expected to be exploited. Resources at the Tavan-Tolgoyt deposits, about 530 km from the capital, Ulaanbaatar, are estimated at more than 5 billion tonnes. The quality of these coal resources reportedly are on par with deposits in Australia and Canada, major players in the world coal market.
Until recently, foreign investment and direct participation by foreign companies in exploration for, and extraction and processing of, mineral resources, as well as in a wide range of mining-related industries, has been actively encouraged. However, Mongolia’s national policies concerning its mineral sector are continuously under review, and on July 8, 2006, the Mongolian Parliament adopted a new Minerals Law that contains provisions relating to, among other things, state ownership that are inconsistent with the policy of actively encouraging foreign investment in the mining industry. (See “Political Landscape” and “Mongolian Mining Legislation”.) More recently, some individual members of Parliament have also expressed increasingly nationalistic sentiments toward Mongolia’s natural resources. With respect to uranium resources, the Government of Mongolia has struck a Parliamentary working group to make recommendations to Parliament on the uranium industry in Mongolia.
Political Landscape
Mongolia has a democratic form of government based on a uni-cameral (one chamber) Parliamentary system and a directly elected President. The Prime Minister is nominated by and serves on behalf of the majority party in the Parliament. The Constitution enshrines the concepts of democracy, freedom of speech, and judicial independence, among others.
The first multiparty elections were held in July of 1990 at which the Mongolian People’s Revolutionary Party (the “MPRP”) became the dominant political party. The MPRP was victorious again in the July 1992 elections but lost to a coalition of opposition groups (the “Democratic Coalition”) in the elections of 1996. The MPRP regained power in 2000.
As a result of the most recent Parliamentary elections in June 2004, the two principal political parties, the MPRP and the Democratic Coalition, each gained control of roughly one-half of the 76 Parliamentary seats. In order to form a government, the two groups entered into a power sharing agreement whereby key posts in various ministries of the Government of Mongolia were allotted to each group, i.e. one from column A (the MPRP) and one from column B (the Democratic Coalition). As a consequence, it has become difficult for the Government of Mongolia to maintain consistent policies and administrative practices, most notably within the minerals sector.
In early November 2007, the Government of Mongolia (Prime Minster and Cabinet) resigned. A new Prime Minister from the controlling MPRP party was named as a successor. On December 4, 2007, the newly appointed Prime Minister nominated the majority of his new Cabinet. Final approval will be sought from Mongolia’s national Parliament during the current Parliament session. As part of this reorganization, the current CEO of Erdenet Mining Company was named the Minister of Industry and Trade. The Minister of Industry and Trade is responsible for the Mineral Resources and Petroleum Authority of Mongolia (“MRPAM”), the entity that administers minerals legislation and mining activity in Mongolia.

On the legislative side, as a consequence of the governance gridlock following the 2004 elections, and a growing populist sentiment that foreign mining companies are profiting from the extraction and sale of Mongolia’s mineral resources and that Mongolia is not getting its fair share, various individuals and groups seized the opportunity to propose radical changes to the existing minerals legislation. These proposals reflect a widespread public sentiment for establishing a new paradigm for the development and marketing of the country’s natural resources and provoked strong negative responses from companies engaged in exploration and mining in Mongolia, as well as the World Bank and other institutional donors. In 2007, this populist sentiment continued and there was further evidence of nationalistic sentiment both in the form of specific administrative action, such as the purported cancellation of exploration licenses in August of 2007 described below, and political policy groups such as the Uranium Working Group described above.
In August 2007, in response to a performance audit conducted by the Mongolian National Audit Office as requested by Parliament’s Economic Standing Committee, a junior level officer of the MRPAM issued letters to ten minerals license-holders, including the Corporation in respect of its exploration license for the Additional Dornod Property, purportedly having authority to invalidate their minerals licenses. An internal investigation conducted by the Chairman of MRPAM revealed that the aforementioned audit findings had incorrectly applied Article 60.4 of RMLM and he rescinded the letter invalidating the licenses.
Mongolian Mining Legislation
From July 1997 through July 7, 2006, Mongolian minerals legislation was principally governed by the Minerals Law of Mongolia (“MLM”). The MLM was sponsored by the World Bank and drafted by a team headed by an experienced U.S. mining lawyer. During this period, the MLM was widely regarded as one of the most well balanced minerals laws in the world and served to attract many foreign mining companies to establish operations in Mongolia.
Administration of minerals legislation and mining activity in Mongolia is the responsibility of the MRPAM, an administratively subordinate agency of the Ministry of Industry and Trade, a Cabinet level ministry of the Government of Mongolia. The MRPAM maintains a register of licenses in the Department of Geological and Mining Cadastre (the “Cadastral Office”), which serves as the official authority governing title to mineral exploration licenses and mining licenses.
On July 8, 2006, after several months of debate, the Mongolian Parliament adopted a totally revised version of the MLM (the “RMLM”) — effectively replacing and superseding the MLM. The following is a description of certain pertinent provisions of the RMLM that are of particular significance to the Corporation.
Both the MLM and RMLM confirm the basic premise that all minerals are the property of the State and, with one notable exception, the RMLM follows the same general organizational and substantive format as the MLM. This exception is the introduction of the concept of the State’s right to participate in mining projects with companies that are deemed to have a defined mineral deposit, production from which has the potential to have a significant impact on Mongolia’s national security, or the economic or social development of the country at the national or regional level. Such a deposit is considered to be a mineral deposit of “strategic importance”. On February 6, 2007, the Dornod Uranium Property was designated by Parliament Decree 27 as a “minerals deposit of strategic importance”.
Where the mineral reserves of a deposit (including but not limited to a “minerals deposit of strategic importance”) have been defined by exploration activities paid for by the State, such activities are deemed to have been “funded by the State Budget”. During the 1970s and 1980s, Mongolian geologists, together with geologists from various Soviet-Bloc countries, conducted extensive mineral exploration activities in Mongolia. Expenditures with respect to these activities have been recorded as reimbursable expenses funded from the State Budget attributable to the respective deposits.
State Participation
Where a “minerals deposit of strategic importance” has been defined by exploration activities funded by the State Budget, the RMLM provides that the State may participate up to 50% in the exploitation of the deposit with the private business entity that holds the relevant license(s). The terms and conditions of such participation are not prescribed by the RMLM.
The deposits at the Dornod Uranium Property have been included on the list of properties published by the Government of Mongolia that have been funded from the State Budget. Khan is investigating whether the designation of the Dornod Uranium Property as a “minerals deposit of strategic importance” complies with the requirements of the RMLM and is also investigating whether the Dornod Uranium Property was in fact defined by exploration activities funded by the State Budget.
The specific percentage of the State’s interest in the Dornod Uranium Property (above and beyond its current 21% interest in CAUC) will likely depend on the agreement with respect to the exploitation of the deposit and the amount of investment by the State. To date, the Corporation has not received any ownership request from the State.
Where a “minerals deposit of strategic importance” has been defined by activities funded other than by the State Budget, the RMLM provides that the State may participate up to 34% in the exploitation of the deposit with the private business entity that holds the relevant license(s). As in the case of a deposit defined by activities funded by the State Budget, the terms and conditions of such participation are not prescribed in the RMLM. The specific percentage of the State’s interest will likely depend on the agreement with respect to the exploitation of the deposit and the amount of investment by the State.
Mining Licenses
Mining licenses are granted by the Cadastral Office for an initial term of 30 years and are renewable for two successive 20-year periods for a total period of 70 years. Only Mongolian legal entities are entitled to hold mining licenses. In the case of all minerals, other than coal and common construction minerals, annual fees of $15.00 are payable with respect to each hectare of a licensed area.
The holders of mining licenses must prepare an environmental impact assessment and environmental protection, monitoring and reclamation plan and comply with various reporting and reclamation security deposit requirements.
CAUC’s mining license in respect of the Main Dornod Property was lawfully re-registered under the RMLM effective January 23, 2007.
Investment Agreements
The holder of a mining license that undertakes to invest more than certain threshold amounts over the first five years of a mining project may apply to the Government of Mongolia to enter into an investment agreement (“Investment Agreement”) concerning the stability of tax rates, the right to sell products at international market prices, a guarantee that the license holder may receive and dispose of income from such sales, and provisions with respect to the amount and term of the license holder’s investment.

The term of each Investment Agreement will depend on the amount of the five-year commitment as follows:

Minimum Investment (US$)	Agreement Term
50 million	10 years
100 million	15 years
300 million	30 years
Khan intends to commence negotiation of an Investment Agreement with the Government of Mongolia at the earliest practicable date and intends to make satisfactory conclusion of such agreement a prerequisite to any major mine development work on the Dornod Uranium Property.
Exploration Licenses
Mineral exploration licenses are generally granted through a tender process. Exploration licenses are granted for an initial term of three years and are renewable for two successive three-year periods for a total period of nine years. Only Mongolian legal entities are entitled to hold mineral exploration licenses. Annual fees are payable with respect to each hectare of licensed land as follows:

Year	Fee (US$/ha)
1	0.10
2	0.20
3	0.30
4	1.00
5	1.00
6	1.00
7	1.50
8	1.50
9	1.50
Holders of mineral exploration licenses must spend the following minimum amounts (US$) annually on exploration activities with respect to each hectare of licensed land:

Minimum
Year	Expenditures (US$/ha)
2	0.50
3	0.50
4	1.00
5	1.00
6	1.00
7	1.50
8	1.50
9	1.50
Holders of mineral exploration licenses must also submit an exploration plan, an environmental protection, monitoring and reclamation plan, a reclamation security deposit, and thereafter an annual report on exploration activities, safety and environmental compliance. They also have the right to enter on the licensed area and to construct temporary structures necessary for conducting exploration activities.
The Corporation’s exploration license in respect of the Additional Dornod Property was re-registered under the RMLM effective December 19, 2006. The initial term of the exploration license expires on February 11, 2008. The Corporation intends to either convert it to a mining license prior to, or renew it, on that date.
Conversion of Exploration Licenses
The conversion from an exploration to a mining license requires that the exploration license holder submit an appropriately prepared minerals reserve estimate to the Minerals Professional Council (“MPC”) for review and approval. MPC is subordinate to MRPAM, and generally meets on a weekly basis.

Procedurally, MPC assigns a technical team of experts to review the minerals reserve estimate and submit its findings on the minerals reserve estimate submitted by the exploration license holder. In consultation with MPC, the expert committee and the exploration license holder, a final approved minerals reserve estimate is submitted and recorded in the reserve registry. The process is modified in the case of “mineral deposits of strategic importance” in that the Minister of Industry and Trade (“MIT”) and not MRPAM is responsible for appointing and convening the expert committee and approving the minerals reserve estimate in consultation with the exploration license holder. The RMLM together with the charter and regulation governing the MPC do not provide guidance as to when MRPAM or MIT must convene an expert committee to review a minerals reserve estimate. Khan submitted a request to convene an expert committee in September 2007 for approval of its minerals reserve estimate for the Additional Dornod Property; as yet MIT has not responded to its request.
Upon approval and registration of the minerals reserve estimate with MRPAM, the exploration license holder submits an application together with its approved minerals reserve estimate, various environmental reports and plans, and verification of its legal status as a Mongolian company to MRPAM’s mining department for approval. MRPAM’s mining department has 20 days to accept or reject the mining application. Officials of the mining department may reject the conversion of an exploration license to a mining license only where the applicant exploration license holder fails to properly complete its application, or the mining licensed area overlaps with a reserve area, special purpose area or an area already issued under another valid license. Failure of MRPAM’s mining department to process the conversion of an exploration to a mining license is commonplace.
Upon approval of the mining license application by MRPAM’s mining department, the mining license holder must pay its first year mining license fees within three business days. Within seven days, MRPAM’s mining department will issue a mining certificate for 30 years and notify the Ministry of Nature and Environment and the aimag Governor that a mining license has been granted.
Upon receipt of the mining certificate, the mining license holder must submit a feasibility study for the mining licensed area to MPC for approval within 60 days. As with the minerals reserve estimate, MPC reviews the feasibility study in consultation with the mining license holder. The charter and regulation governing MPC provide no guarantee as to the duration or the terms and conditions related to the MPC review process.
In addition to obtaining a mining license, the mining license holder is required to obtain the approval of a mining plan together with a wide range of construction, environmental, land and water use permits to commence mining. The RMLM requires, prior to commencement of mining activities, the mining license holder to obtain final approval from a Mine Commencement Committee under the control of MIT. There are no guidelines currently available that define the scope of this review and there is no way of ensuring that the Corporation will gain approval of this committee to commence mine production.
Royalties
The RMLM adopted on July 8, 2006 provides for a royalty at the rate of 5% with respect to the sales value of minerals (other than coal and construction minerals) that are sold, shipped for sale, or otherwise used. The royalty rate for domestically sold coal and construction minerals is 2.5%.
Mongolian Tax Situation
In late June/early July 2006, the Parliament passed new legislation amending Mongolia’s tax laws in significant respects. The package of amended laws (the “Tax Amendments”) consisted of new laws concerning business entity income tax, personal income tax, and value-added tax (“VAT”). The Tax Amendments came into effect on January 1, 2007.
The following is a summary of pertinent provisions of how the Tax Amendments modified the prior tax laws.
•	Prior to January 1, 2007, the business entity income tax law provided for a three-year income tax exemption from the commencement of production for business entities that export more than 50% of their production and a 50% reduction in taxes for the next succeeding three -ear period. These exemptions are no longer available.

•	Prior to January 1, 2007, income tax rates applicable to business entities were 15% on the first 100 million MNT (approximately $85,000) and 30% on amounts in excess of this amount. The current rate thresholds are 10% on the first three billion MNT (approximately $2,564,000) and 25% on amounts in excess of this amount.

•	Prior to January 1, 2007, subject to certain exemptions and other adjustments, a VAT at the rate of 15% was payable to the central government with respect to, among other things, imported goods and services and goods sold and services rendered within Mongolia. Most exports were “zero-rated” (i.e. the VAT rate for exports was 0% and the exporter could credit VAT paid to produce the exports against other taxes payable). Currently, the generally applicable VAT rate has been lowered to 10% but the list of imported items that were exempt from the tax has been reduced. The list of exempt imported items changes on an annual basis as approved by the Cabinet.

•	Effective January 1, 2007, (i) a broader range of business expenses was allowed as deductions in calculating taxable income, (ii) a two-year loss carry-forward provision (with losses carried forward capped at 50% of the company’s taxable income in each carry-forward year) was introduced, (iii) 10% of invested capital in priority sectors can now be applied as a credit against other taxes payable, and (iv) depreciation allowances and periods were liberalized.
Permitting
Various aspects of mine construction and operation require permits from relevant State and regional governmental authorities. For example, permits must be obtained before proceeding with a general mine development plan and at various stages during the construction of mining facilities and mine start-up. In addition, work undertaken pursuant to permits is subject to ongoing review and verification by relevant authorities.
Environmental Regulations
Under the Environmental Protection Law of Mongolia, mining companies are required to: (i) comply with the legislation and the requirements of State inspectors, (ii) keep records on toxic substance disposal and waste discharges as well as the operation of any monitoring equipment, (iii) include provisions for reclamation and restoration in annual budgets, (iv) keep the “ecological passport” of the area, and (v) carry out environmental impact assessments that identify possible adverse effects from production. The law gives details of the type of information that is required for these studies.
Dornod Uranium Property — Technical Report of September 27, 2007
A reproduction of the executive summary from the Technical Report entitled “Technical Report on the Dornod Uranium Project, Mongolia” dated September 27, 2007 and prepared by Scott Wilson Roscoe

Postle Associates Inc. (“Scott Wilson RPA”) (Hrayr Agnerian, M.Sc. (Applied), P.Geo., Ken A. Bocking, P.Eng., Jason J. Cox, P.Eng., and Leslie H. Heymann, P.Eng.) is attached hereto as Exhibit A. The Technical Report was prepared in conformity with the requirements of NI 43-101. Messrs. Agnerian, Bocking, Cox and Heymann are independent Qualified Persons. Readers are encouraged to review the Technical Report in its entirety under Khan’s profile at www.sedar.com which Technical Report is incorporated by reference into this Annual Information Form.
RISK FACTORS
Negotiation of Investment Agreement with the Government of Mongolia
Khan considers the successful negotiation of an Investment Agreement with the Government of Mongolia to be a prerequisite to any major mine development work on the Dornod Uranium Property. While Khan plans to commence the negotiation of, and enter into, an Investment Agreement with the Government of Mongolia at the earliest practicable date, there can be no certainty as to when such negotiations with the Government of Mongolia will commence or the amount of time that will be required to complete these negotiations and finalize an agreement. Any material delays in, or the failure of, those negotiations could materially affect Khan’s ability to develop the Dornod Uranium Property. See “Narrative Description of the Business – Mongolia – Investment Agreements”.
Negotiation of Updated Joint Venture Development Agreement with CAUC Participants
Khan considers the successful negotiation of an updated joint venture development agreement with Atomredmetzoloto and the SPC to be a prerequisite to any major mine development work on the Main Dornod Property. While the Corporation and its partners have indicated their intention to commence these negotiations in February 2008, there can be no certainty as to the amount of time that will be required to complete these negotiations or whether the negotiations will ultimately be successful. Any material delays in, or the failure of, those negotiations could materially affect the Corporation’s ability to develop the Dornod Uranium Property and the Corporation’s financial position.
Political Stability and Government Regulation
Khan is exposed to risks of political instability and changes in government policies, laws and regulations in the country in which it operates. The Corporation exclusively holds mineral interests in Mongolia that may be adversely affected in varying degrees by political instability, government regulations relating to the mining industry and foreign investment therein, and the policies of other nations in respect of Mongolia. Any changes in regulations or shifts in political conditions are beyond Khan’s control and may adversely affect its business. The Corporation’s operations may be adversely affected in varying degrees by government regulations, including those with respect to restrictions on foreign ownership, production, price controls, export controls, income taxes, expropriation of property, employment, land use, water use, environmental legislation and mine safety. The regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation. Khan’s operations may also be adversely affected in varying degrees by economic instability, economic or other sanctions imposed by other nations, terrorism, military repression, crime, risk of corruption including violations under U.S. and Canadian foreign corrupt practices statutes, fluctuations in currency exchange rates and high inflation.
The Corporation’s operations, and the development of its properties, are subject to obtaining and maintaining permits from appropriate governmental authorities. There is no assurance that such permits can be obtained or renewed, or that delays will not occur in obtaining all necessary permits or renewals of such permits for Khan’s existing properties or additional permits required in connection with future exploration and development programs. Prior to any development of the Dornod Uranium Property, the Corporation must receive permits from appropriate governmental authorities. There can be no assurance that the Corporation will obtain or continue to hold all permits necessary to develop or continue operating the Dornod Uranium Property.
If the Dornod Uranium Property is advanced to development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protections, mine safety and other matters. In addition, new laws and regulations governing operations and activities of mining companies could have a material adverse impact on any of the Corporation’s projects in the mine development stage.
Adequacy of Infrastructure
Development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Khan’s operations, financial condition and results of operations.
Estimates of Mineral Reserves and Mineral Resources May Prove to Be Inaccurate
Calculations of Mineral Reserves and Mineral Resources and metal recovery are only estimates, and there can be no assurance about the quantity and grade of minerals until reserves or resources are actually mined. Until reserves or resources are actually mined and processed, the quantity of reserves or resources and grades must be considered as estimates only. In addition, the quantity of reserves or resources may vary depending on commodity prices. Any material change in the quantity of resources, grade or stripping ratio may affect the economic viability of the Corporation’s properties.
No Operating History
The Corporation does not have an operating history and there can be no assurance of its ability to operate the Dornod Uranium Property profitably in the future. While Khan expects in the future to generate additional working capital through the operation, development, sale or possible syndication of the Dornod Uranium Property, there is no assurance that it will be capable of producing positive cash flow or, if successful, that any such funds will be available for exploration and development programs.
Ability to Continue as a Going Concern
The Corporation’s ability to continue as a going concern is uncertain and is dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future. In addition, before commencing any major mine development at the Dornod Uranium Property, the Corporation will have to successfully negotiate an updated joint venture development agreement with its joint venture partners and an investment agreement with the Government of Mongolia. Any material delays in the negotiation of these agreements could have an adverse impact on the ability of the Corporation to raise adequate financing and commence operations (see “Negotiation of Updated Joint Venture Development Agreement with CAUC Participants” above).

Additional Capital Requirements
In order to continue exploring and ultimately developing (and operating) Khan’s mineral properties and acquiring additional properties, management may be required to pursue additional sources of financing. While Khan has been successful in obtaining such financing in the past, there is no assurance that it will be successful in the future. Failure to obtain sufficient financing may result in delaying or indefinitely postponing exploration, development of or production on any or all of the Corporation’s properties or even loss of property interest. It may also prevent the Corporation from meeting its obligations under agreements to which it is a party as a result of which its interest in the properties may be reduced. There can be no assurance that additional capital or other types of financing, if needed, will be available or, if available, that the terms of such financing will be favourable to the Corporation.
The amount of administrative expenditures is related to the level of financing and exploration activities that are being conducted, which in turn may depend on the Corporation’s recent exploration experience and prospects, as well as general market conditions relating to the availability of funding for exploration-stage resource companies. As a result, there may not be predictable or observable trends in the Corporation’s business activities and comparison of financial operating results with prior years may not be meaningful.
Actions under the RMLM Could Affect Khan’s Ability to Control its Mineral Properties
The deposits at the Dornod Uranium Property have been designated as being a “minerals deposit of strategic importance” and the property is included on the list of properties approved by Parliament that have been funded from the state budget. As a result, the RMLM provides that the State may participate up to 50% in the exploitation of the Dornod Uranium Property. See “Narrative Description of the Business – Mongolia – State Participation”.
The specific equity participation that Mongolia may acquire is to be determined by an agreement between the Government of Mongolia and the license holder of the deposit, based on “the amount of investment made by the State”; however the terms and conditions on which any such equity participation would be made have not been announced. It is uncertain whether amounts for exploration activities previously funded or deemed to be funded from the state budget will be considered as part of the “amount of investment made by the state”. It is also uncertain as to how the 21% interest currently held by Mongolia in the Main Dornod Property will be treated.
If Mongolia acquires a sufficient level of equity participation such that Khan is no longer the majority owner of all or part of the Dornod Uranium Property, Khan may not be able to influence the further exploration, development or exploitation of such properties. Accordingly, no assurance can be given that the Corporation will be able to retain control of, or exert influence over, decisions relating to the exploration, development or exploitation of all or part of the Dornod Uranium Property in the event Mongolia chooses to increase its equity participation in all or part of the Dornod Uranium Property. Similarly, no assurance can be given that if the Mongolian Government elects to increase its interest in the Dornod Uranium Property that the Corporation will be adequately compensated to the extent that its interest is reduced.
Joint Ventures
The Corporation operates the Main Dornod Property through a joint venture with Atomredmetzoloto and the SPC, and may, in the future, enter into one or more additional joint ventures. The Corporation is therefore subject to the typical risks associated with the conduct of joint ventures, including disagreement on how to develop, operate or finance the project. The joint venture development agreements currently in place for the Main Dornod Property were implemented in 1997 and do not adequately address the next stage of mine development. While the Corporation is actively seeking to re-negotiate the joint venture development agreements and expects to commence those negotiations in early 2008, there can be no assurances that satisfactory agreements will be entered into.
Title to Properties
There can be no assurance that the Corporation’s ownership interest in its properties is free from defects nor that material contractual arrangements between the Corporation and entities owned or controlled by foreign governments will not be unilaterally altered or revoked. Khan has investigated its rights to explore and exploit its properties and has caused property surveys to be undertaken. To the best of the Corporation’s knowledge, those rights are in good standing. However, there is no assurance that such rights will not be revoked, or significantly altered, to the Corporation’s detriment. There can be no assurance that Khan’s rights will not be challenged or impugned by third parties, including local governments.
Amendments to Mongolian Uranium Policy Could Affect the Corporation’s Mineral Properties
The Corporation has learned that the Government of Mongolia has struck a Parliamentary Uranium Working Group to make recommendations to Parliament on the regulation of the uranium industry in Mongolia. There can be no assurances that the Uranium Working Group will not make recommendations to Parliament that have a detrimental effect on the Corporation’s ownership and control of uranium properties in Mongolia (including its 58% interest in the Main Dornod Property and its 100% interest in the Additional Dornod Property).
No Guarantee of License Renewals or Conversions
The mining license in respect of the Main Dornod Property was issued in 1997 for a period of 15 years and was re-registered in 2007 with a term of 30 years commencing on September 30, 1997. The RMLM provides that a mining license is granted for an initial period of 30 years and the holder may apply for extensions of the license for two successive 20-year periods. There can be no assurance that prior to the expiration of the mining license in respect of the Main Dornod Property a renewal of the license will be granted or, if granted, the terms under which it may be granted.
The exploration license in respect of the Additional Dornod Property expires on February 11, 2008. The RMLM provides for two successive three-year extension periods, and the Corporation will apply in due course to renew its license (in the event that it is unable to convert it into a mining license prior to the expiration date). There can be no assurance that a renewal will be granted or, if granted, the terms under which it may be granted. The conversion of the exploration license in respect of the Additional Dornod Property into a mineral license is conditional on approvals of MIT. There can be no assurances when, or if, the requisite approvals will be granted and the conversion completed. See “Narrative Description of the Business – Mongolia – Conversion of Exploration Licenses”.
Exploration and Development Risks
All of the Corporation’s operations involve exploration and development and there is no guarantee that any such activity will result in commercial production of mineral deposits. Mineral exploration and development involves substantial expenses and a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate. Unusual or unexpected formations, pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain adequate suitable machinery, equipment or labour are all risks involved in the conduct of an exploration program. These risks and hazards could result in: damage to, or destruction of, properties; personal injury or death; environmental damage; delays; monetary losses; and possible legal liability.
The commercial viability of a mineral deposit is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, commodity prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, allowable production, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the negative combination of these factors may result in the Corporation not receiving an adequate return on invested capital. There is no certainty that expenditures made by Khan will result in discoveries of commercial quantities of ore.
Inability to Enforce the Corporation’s Legal Rights in Certain Circumstances
In the event of a dispute arising in respect of the Corporation’s foreign operations, the Corporation may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Corporation may also be hindered or prevented from enforcing its rights with respect to a government entity or instrumentality because of the doctrine of sovereign immunity.
The dispute resolution provisions of the CAUC founding agreements stipulate that any dispute between the parties thereto is to be submitted to international arbitration. However, there can be no assurance that a particular governmental entity or instrumentality or Atomredmetzoloto will either comply with the provisions of these or other agreements or voluntarily submit to arbitration.
The Corporation’s inability to enforce its contractual rights could have an adverse effect on its future cash flows, earnings and results of operations and financial condition.
Environmental Regulations
The Corporation is subject to substantial environmental and other regulatory requirements and such regulations are becoming more stringent. All phases of the Corporation’s development operations are subject to environmental regulations. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations. Environmental hazards may exist on the properties in which Khan holds interests which are presently unknown to it and which have been caused by previous or existing owners or operators of the properties.
Competition from Other Energy Sources and Public Acceptance of Nuclear Energy
Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrate and uranium conversion services. Furthermore, the growth of the uranium and nuclear power industry beyond its current level will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry.
Competition in the Uranium Industry
The international uranium industry is highly competitive. The uranium mining industry is global and was consolidated during the 1990s by takeovers, mergers and closures. In 2006, eight mining companies accounted for approximately 86% of the world’s uranium production. Competition for new mining properties by these larger, more established companies may prevent Khan from acquiring interests in additional properties or mining operations. Significant and increasing competition exists for mineral acquisition opportunities in Mongolia. As a result of this competition, some of which is with large, better established mining companies with substantial capabilities and greater financial and technical resources than the Corporation, the Corporation may be unable to acquire rights to exploit additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that Khan will acquire any interest in additional operations that would yield reserves or result in commercial mining operations.
Currency Fluctuations
Fluctuations in currency exchange rates may adversely affect the Corporation’s financial position. Khan’s management has determined the United States dollar as its reporting currency. Fluctuations in currency exchange rates, particularly equipment acquisition costs denominated in currencies other than United States dollars, may significantly impact Khan’s financial position and results. Khan does not have in place a policy for managing or controlling foreign currency risks since, to date, its primary activities have not resulted in material exposure to foreign currency risk.
Market Factors and Volatility of Uranium Prices
There is no assurance that a profitable market will exist for the sale of mineralized material which may be acquired or discovered by Khan. There can be no assurance that uranium prices received will be such that the Corporation’s properties can be mined at a profit. The price of uranium has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Corporation’s control. Commodity prices are subject to volatile price changes from a variety of factors, including international economic and political trends, expectations of inflation, global and regional demand, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. Uranium on the spot market reached its highest price in 25 years of US$136 per pound in June 2007 having dropped sharply in the late 1980s and again in the late 1990s.
Future mineral prices cannot be accurately predicted. A severe decline in the price of a mineral being produced or expected to be produced by the Corporation would have a material adverse effect on it, and could result in the suspension of mining operations by the Corporation if such mining operations have commenced. Factors impacting the price of uranium include demand for nuclear power, political and economic conditions in uranium producing and consuming countries, reprocessing spent fuel and the re-enrichment of depleted uranium tails or waste, sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants and production levels and costs of production in other jurisdictions.

Legal Proceedings
Khan is currently the defendant in an action commenced by Wallace Mays (a former promoter, director and officer of Khan), WM Mining LLC (a company controlled by Mr. Mays, “WM Mining”) and Nueces Investments Ltd. (a Bermuda corporation owned and controlled by Mr. Mays, “Nueces”) in which the plaintiffs allege that the Corporation acted in a manner that was oppressive to their interests and that the Corporation knowingly assisted in a breach of trust or fiduciary duty by others. They are seeking certain declaratory relief as well as compensation for oppressive conduct in the amount of Cdn.$150 million and other damages in the amount of Cdn.$150 million. See “Legal Proceedings—Mays Action”. In connection with the contempt proceedings brought against Mr. Mays and WM Mining, this action has been adjourned by court order and cannot proceed until the contempt proceedings against Mr. Mays and WM Mining have been dealt with. See “Legal Proceedings—Mays and WM Mining Contempt Proceedings”. Khan believes that this claim is completely without merit and intends to vigorously defend the action. However, if Khan is unable to successfully defend this claim, it may have a material adverse impact on its ability to carry out its business plan and on Khan’s financial performance, cash flow and results of operations.
Khan may also be involved in disputes with other parties in the future which may result in litigation. If Khan is unable to resolve these disputes favourably, it may adversely impact on Khan’s financial results.
Lack of Earnings and Dividend Record
The Corporation has no earnings or dividend record. The Corporation has not paid dividends on its Common Shares since incorporation and does not anticipate doing so in the foreseeable future. Payments of any dividends will be at the discretion of the board of directors of Khan (the “Board”) after taking into account many factors, including the financial condition and current and anticipated cash needs of the Corporation.
Difficulty in Recruiting and Retaining Management and Key Personnel
Khan is dependent on a relatively small number of key directors and officers. Loss of any one of those persons could have an adverse effect on it. Recruiting and retaining qualified personnel is critical to the Corporation’s success. As the Corporation’s business activity grows, it may require additional key financial, administrative and mining personnel. Although Khan believes that it will be successful in attracting and retaining qualified personnel, there can be no assurance of such success.
Internal Controls
Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.
The Impact of Hedging Activities on Profitability
Although Khan has no present intention to do so, it may hedge a portion of its future uranium production to protect it against low uranium prices and/or to satisfy covenants required to obtain project financings. Although hedging activities may protect a company against low uranium prices, they may also limit the price that can be realized on uranium that is subject to forward sales and call options where the market price of uranium exceeds the uranium price in a forward sale or call option contract.
DESCRIPTION OF CAPITAL STRUCTURE
Set forth below is a description of Khan’s share capital. The following statements are brief summaries of, and are subject to the provisions of, the articles of amendment and by-laws of Khan and the relevant provisions of the OBCA.
General
Khan’s authorized share capital consists of an unlimited number of Common Shares. Khan also has Common Share Purchase Warrants (i.e., the Class E Warrants) outstanding as disclosed below.
Common Shares
Khan is authorized to issue an unlimited number of Common Shares, of which there are 54,058,529 issued and outstanding as of December 18, 2007. Upon exercise of all the outstanding Class E Warrants, options granted to the agents in connection with the Corporation’s initial public offering, options granted to the underwriter in connection with the Corporation’s secondary offering in February 2007 and Stock Options (as defined below), the issued and outstanding Common Shares will increase to 59,958,574 Common Shares.
Holders of Common Shares are entitled to receive notice of any meetings of shareholders of Khan, and to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board at its discretion and to receive, on a pro rata basis, the net assets of Khan after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.
Class E Warrants
The Class E Warrants are issued in registered form. The Class E Warrants were issued pursuant to an indenture (the “Warrant Indenture”) entered into between Khan and Equity Transfer Services Inc., as warrant agent (the “Warrant Agent”) on August 2, 2006. The Class E Warrants may be surrendered for exercise, exchange or replacement at the principal office of the Warrant Agent in Toronto, Ontario. The Warrant Indenture provides for the issue of 2,530,460 Class E Warrants. The following summary of certain provisions of the Warrant Indenture does not purport to be complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture.
Each Class E Warrant entitles the holder thereof to purchase one Common Share at a price of Cdn.$1.90, subject to adjustment in certain events, at any time on or before 5:00 p.m. (Toronto time) on August 2, 2008.

The Warrant Indenture provides for the adjustment of the exercise price and, in certain events, the number of Common Shares issuable on exercise of the Class E Warrants, on the occurrence of certain events, including: (i) the subdivision, redivision, combination, reduction or consolidation of outstanding Common Shares; (ii) the issuance or distribution by Khan of Common Shares (or securities exchangeable for or convertible into Common Shares) to all or substantially all the holders of Common Shares by way of a stock dividend or other distribution; (iii) the issue of rights, options or warrants to all or substantially all of the holders of Common Shares entitling them within a period of 45 days to acquire Common Shares (or securities exchangeable for or convertible into Common Shares) at less than 95% of the fair market price; (iv) the issuance or distribution to all or substantially all the holders of Common Shares of securities other than Common Shares or rights, options or warrants (other than those described in (iii)), or of property or other assets (including evidences of indebtedness); (v) a reclassification of the Common Shares; (vi) an amalgamation, merger or arrangement of Khan with another entity; and (vii) a transfer of all or substantially all of Khan’s assets.
The Warrant Indenture also provides for adjustment in the class and/or number of securities issuable upon the exercise of the Class E Warrants and/or exercise price per security in the event of the following additional events: (i) reclassification of the Common Shares; (ii) consolidations, amalgamations, plans or arrangement or mergers of Khan with or into another entity (other than consolidations, amalgamations, plans of arrangement or mergers which do not result in any reclassification of the Common Shares or a change of the Common Shares into other shares); or (iii) the transfer (other than to one of Khan’s subsidiaries) of the undertaking or assets of Khan as an entirety or substantially as an entirety to another corporation or other entity.
Khan will give at least 21 days’ notice to the holders of Class E Warrants of certain stated events including events that would result in an adjustment to the exercise price for the Class E Warrants or the number of Common Shares issuable upon exercise of the Class E Warrants. Khan is not required to make any adjustment to the exercise price unless the cumulative effect of the adjustment and other adjustments not previously made would change the exercise price then in effect by at least 1% of the number of Common Shares purchasable upon exercise by at least one one-hundredth of a Common Share.
The Class E Warrants provide that modifications and alterations to the Class E Warrants may be made if authorized by extraordinary resolution. The term “extraordinary resolution” is defined in the Warrant Indenture to mean, in effect, a resolution passed by the affirmative vote of the holders of not less than 66 2/3% of the outstanding Class E Warrants represented and voting at a meeting of holders, representing at least 51% of the aggregate number of the then outstanding Class E Warrants or an instrument or instruments in writing signed by the holders of not less than 66 2/3% of the then outstanding applicable Class E Warrants.
No fractional Common Shares will be issued on the exercise of any Class E Warrant. In lieu of fractional shares, the holder will receive a cash payment.
Holders of the Class E Warrants have no voting rights, pre-emptive rights or any other rights as a shareholder of Khan.
Subject to compliance with the provisions of the Warrant Indenture and the requirements of applicable securities legislation, the Class E Warrants are transferable.

Fully-Diluted Share Capital
The following table sets forth particulars of the fully-diluted share capitalization of Khan as at December 18, 2007:

Number of
Securities	Common Shares
Issued and Outstanding Common Shares	54,058,529
Shares Issuable Upon Exercise of Class E Warrants	1,506,668
Shares Issuable Upon Exercise of Options Granted to Agents and Underwriters (1)(2)	327,827
Shares Issuable Upon Exercise of Stock Options	4,065,550

Total	59,958,574

Notes:

[1]	Under the terms of the Agency Agreement in connection with Khan’s initial public offering of Units, Khan granted to the agents a non-assignable option entitling them to acquire a specified number of Units. This number includes the Common Shares and Class E Warrants underlying the Units issuable upon exercise of this option. See “Material Contracts—The Agency Agreement”.

[2]	Under the terms of the Underwriting Agreement in connection with Khan’s secondary offering of Common Shares on March 1, 2007, Khan granted to the underwriter non-assignable options entitling the underwriter to acquire a specified number of Common Shares. See “Material Contracts—The Underwriting Agreement”.
DIVIDENDS
Khan has not paid any dividends on its outstanding Common Shares and does not anticipate paying any dividends in the foreseeable future. The Board, from time to time, and on the basis of any earnings and the Corporation’s financial requirements or any other relevant factor may consider paying dividends in the future when its operational circumstances permit, including earnings, cash flow, financial and legal requirements and business considerations.
ESCROWED SECURITIES
In accordance with NP 46-201 and pursuant to an agreement dated as of July 14, 2006 (the “Escrow Agreement”) among Mr. Ken Murton (the “Escrowed Shareholder”), Khan and Equity Transfer & Trust Company, as escrow agent (the “Escrow Agent”), the Escrowed Shareholder agreed to deposit his Common Shares, Options and Common Shares issuable upon the exercise of the Options into escrow with the Escrow Agent. The placement of these securities into escrow with the Escrow Agent in accordance with the terms of the Escrow Agreement was a condition precedent to the closing of Khan’s public offering. The class of the escrowed securities, and the number of securities subject to escrow held by the Escrowed Shareholder (the “Escrowed Securities”), are as follows:

	Number of Securities
Class of Securities Subject to Escrow	Subject to Escrow(1)	Percentage of Class
Common Shares	125,000	0.002%

Notes:

[1]	Assuming exercise of all Options held by the Escrowed Shareholder.

2	There were initially 500,000 escrowed Common Shares (assuming exercise of all Options held by the Escrowed Shareholder). In accordance with the terms of the Escrow Agreement, 25% of the escrowed securities were released from escrow on August 2, 2006, one third of the escrowed securities remaining thereafter were released from escrow on February 2, 2007 and one half of the escrowed securities remaining thereafter were released from escrow on August 2, 2007.
Under the terms of NP 46-201 and the Escrow Agreement, all of the remaining Escrowed Securities will be released on February 2, 2008.
Generally, the Escrowed Securities may not be transferred or otherwise dealt with while subject to escrow, subject to certain limited exceptions as set out in NP 46-201.
MARKET FOR SECURITIES
Trading Price and Volume
Khan’s Common Shares are listed and posted for trading on the TSX under the trading symbol “KRI”. The following table outlines the closing share price trading range for Common Shares and volume of Common Shares traded by month in the 2007 fiscal year.

Common Share Price per share Volumes Traded
(in Canadian dollars)
	High	Low	Volume
October 2006	2.40	1.25	3,846,166
November 2006	3.08	2.11	5,967,219
December 2006	3.84	2.80	5,402,400
January 2007	4.05	3.20	4,854,052
February 2007	4.80	3.85	16,552,782
March 2007	4.34	3.20	12,600,568
April 2007	5.64	3.72	32,032,191
May 2007	5.09	4.11	12,097,966
June 2007	4.45	3.70	12,723,259
July 2007	4.29	3.35	11,497,914
August 2007	3.89	1.06	22,205,124
September 2007	2.60	1.65	11,930,851
October 2007	2.98	2.01	10,352,857
November 2007	3.14	1.60	7,458,037
December 2007 (up to December 18, 2007)	1.78	1.24	3,304,249

Khan’s Class E Warrants are listed for trading on the TSX under the trading symbol “KRI.WT”. The following table outlines the closing price trading range for Class E Warrants and volume Class E Warrants traded by month in the 2007 fiscal year.

Class E Warrant Price per warrant Volumes Traded
(in Canadian dollars)
	High	Low	Volume
October 2006	0.85	0.28	7,388
November 2006	2.20	0.86	113,633
December 2006	2.05	1.27	61,535
January 2007	2.28	1.58	67,000
February 2007	3.25	2.22	129,114
March 2007	2.86	2.40	41,450
April 2007	4.08	2.25	151,208
May 2007	3.41	2.80	49,155
June 2007	3.24	2.71	11,600
July 2007	2.83	1.80	20,625
August 2007	2.18	0.495	118,363
September 2007	1.35	0.55	127,337
October 2007	1.50	1.03	100,400
November 2007	1.90	0.75	80,750
December 2007 (up to December 18, 2007)	0.85	0.64	21,900
DIRECTORS AND OFFICERS
Name, Occupation and Security Holding
The following table sets forth the names and municipalities of residence, offices or positions with Khan and principal occupations of the current directors and officers of Khan. The term of each director of Khan expires as of the next annual general meeting of Khan, to be held on February 14, 2008.

Name and Address of Director	Position Presently
or Officer	Held	Principal Occupation	Director Since
Martin Quick(5) Toronto, Ontario Canada	Director, President & Chief Executive Officer	Officer of Khan	2006

James B.C. Doak(1)(2)(4)(5)(6) Toronto, Ontario Canada	Director, Chairman	President and Managing Director of Megantic Asset Management Inc., an investment management company	2005

Kenneth G. Murton(6) Toronto, Ontario Canada	Director	President and Chief Executive Officer of Radisson Mining Resources Inc.	2004

Peter J. M. Hooper(1)(2)(3)(5)(6) Toronto, Ontario Canada	Director	Corporate Director	2005

Jean-Pierre Chauvin(3)(4)(5) Oakville, Ontario Canada	Director	President and Senior Consultant of Chauvin Engineering Ltd., a consulting firm to the mining industry	2005

Hon. Robert P. Kaplan(1)(4)(5)(6) Toronto, Ontario, Canada	Director	Corporate Director	2007

Grant A. Edey(2)(3)(5) Mississauga, Ontario Canada	Director	Corporate Director	2007

Paul Caldwell Toronto, Ontario Canada	Chief Financial Officer	Officer of Khan	—

Donald A. Arsenault Mississauga, Ontario Canada	Chief Operations Officer	Officer of Khan	—

Notes:

[1]	Member of the Nominating Committee.

[2]	Member of the Finance and Audit Committee.

[3]	Member of the Technical Advisory Committee.

[4]	Member of the Compensation Committee.

[5]	Member of the Special Committee.

[6]	Member of the Corporate Governance Committee.
As of December 18, 2007, as a group, the directors and executive officers listed above owned, directly or indirectly, or exercised control or direction over, 1,241,875 Common Shares, representing 2.3% of the total issued and outstanding Common Shares. In addition, as of that date, Khan’s directors and executive officers, as a group, held 3,361,750 options for the purchase of an aggregate of 3,361,750 Common Shares.

A description of each of the directors and officers of Khan is set out below.
Martin Quick, Director, President and Chief Executive Officer of Khan, has over 43 years of worldwide mining experience in both underground and open pit operations. Mr. Quick joined Khan on January 16, 2006. He has held senior mining production and engineering positions in Africa, Australia, Fiji, the United States and Canada and has acted in the capacity of mining consultant for gold operations in Central and South America. From August 2004 until December 2005, Mr. Quick was President and Chief Operating Officer of Power Resources Inc., a wholly-owned subsidiary of Cameco Corporation, a global producer of uranium for the nuclear power industry. Mr. Quick’s responsibilities at Power Resources Inc. included the operation, development and expansion of the company’s in situ leach uranium mines at Smith Ranch/Highlands in Wyoming, Crow Butte in Nebraska and the Inkai project in Kazakhstan. Prior to this appointment, from March 2001 to July 2004, Mr. Quick was Vice President — Mining with Cameco Corporation, based in Saskatoon, where he was responsible for Cameco’s Northern Saskatchewan operations including the world’s largest uranium mine at McArthur River/Key Lake, as well as the restart of the Eagle Point Mine at Rabbit Lake and the planning and development of the Cigar Lake project. Prior to joining Cameco, Mr. Quick held positions as General Manager of Cogema’s Cluff Lake uranium mine in Northern Saskatchewan and Rio Algom’s now decommissioned Quirke and Stanleigh uranium mines in Ontario, Canada. He is a Professional Engineer (P.Eng.) in the province of Saskatchewan and a graduate of the Camborne School of Metalliferous Mining (ACSM), in the United Kingdom.
James B. C. Doak, Chairman and Director of Khan, Chairman of the Nominating Committee, the Corporate Governance Committee and the Special Committee, has over 25 years experience as an economist and chartered financial analyst. Mr. Doak has served as the President and Managing Partner of Megantic Asset Management Inc., a Toronto-based investment company, since 2002. Mr. Doak is a Director of Cascades Inc. and Purepoint Uranium Group Inc. As well, he is a former Director of PetroKazakhstan Inc., Superior Propane Inc. and Spar Aerospace Inc. Mr. Doak has held senior positions at ScotiaMcLeod Inc., First Marathon Securities Ltd., McLeod Young Weir Ltd., was a founder of Enterprise Capital Management Inc., where he served as President and Managing Partner from 1997 to 2002, and is a past President and Director of the Toronto Society of Financial Analysts and a past Chair and Director of the Toronto French School. Mr. Doak has published a number of columns in two Canadian financial publications. He holds a Diplôme des études collégiales from McGill University and a B.A. in Economics from the University of Toronto.
Kenneth G. Murton, Director of Khan, is the President and CEO of Radisson Mining Resources Inc. Mr. Murton was formerly an investment banker with The First Boston Corporation and A.E. Ames & Company Limited in charge of operations in Canada, Europe and the United States of America. Mr. Murton served as President and Chief Executive Officer of Khan from April 2004 to January 2006 and as Chairman of Khan from September 2005 to April 2006. Since December 2000, through his company Kentish Holdings Inc., Mr. Murton has been a consultant to companies requiring assistance in raising venture capital. During the period 1992 to 1999, Mr. Murton was Chairman, President and Chief Executive Officer and thereafter until December 2000 was Vice-Chairman of VoiceIQ Inc., a public company which he co-founded and which was involved with major installations of digital recording technology effected in court rooms, legislative assemblies and hospitals in North America and Europe. Mr. Murton is experienced as a senior manager of mining and oil and gas companies including Canuc Resources Corporation, where he currently serves as Chairman, Petrotech Inc., where he assisted in the sale of control of the company to a U.K. life assurance company, and Basic Resources International S.A., where he assisted in the sale of control of the company to a group of companies controlled by Sir James Goldsmith. Mr. Murton holds a B.Comm. from the University of Toronto.
Peter J. M. Hooper, Director of Khan, Chairman of the Technical Advisory Committee, is a senior mining executive with broad-based experience in production, engineering, reorganization and training,

contracting, exploration and corporate affairs. Mr. Hooper has a long track record in the mining industry in South Africa, Canada, Australia and Ghana. From April 2004 to September 2005, Mr. Hooper served as the Chief Operating Officer for Afcan Mining Corporation. From 2002 until 2004, Mr. Hooper served as Managing Director of mineral resources at Kingsdale Capital Corporation. Mr. Hooper also served as President of Valencia Resources Inc. from 2000 to 2005. From 1999 to 2001, Mr. Hooper provided consulting engineering services through his company, Hooper Mining Services Inc. His senior management experience includes uranium production in Canada with Eldorado Nuclear Uranium Mines Ltd., gold production in South Africa and Ghana, and copper and zinc production in Canada. Mr. Hooper has been a senior mining executive with Consolidated Rio Australia Ltd., J.S. Redpath Mining Engineering Ltd. and Dynatec Engineering Ltd. His consulting engineering projects have been conducted in Canada, the United States, Cuba, Colombia, Venezuela, Mexico, Chile, South Africa, Zimbabwe, Ghana, Zambia, Australia, Kyrgyzstan, Kazakhstan, Uzbekistan, Russia, Saudi Arabia and France. Mr. Hooper holds a B.Sc. in Mining Engineering from the University of the Witwatersrand, South Africa. He is a director and/or officer of several public mining companies.
Jean-Pierre Chauvin, P. Eng., Director of Khan, Chairman of the Compensation Committee, has over 30 years of experience in the mining and construction industries. Since July 2006, Mr. Chauvin has served as Chief Operating Officer of Globestar Mining Corp. and was promoted to President in October 2006. Prior to March 2006, he was President, Chief Executive Officer and a Director of Patricia Mining Corporation, having assumed these positions in 2004. Since 2001, Mr. Chauvin has also acted as President and Senior Consultant of Chauvin Engineering Ltd., based in Oakville, Ontario. This company consults in the mining industry focusing on operational reviews and feasibility studies. Prior to 2001, he has served as a Director of Battle Mountain Canada Ltd., Crown Butte Resources Ltd., the Mining Association of Canada and the Ontario Mining Association. Mr. Chauvin has also served as General Manager of Canadian Operations for Battle Mountain Gold Co. Mr. Chauvin is an engineer holding a B.Sc. in Mining Engineering from Queen’s University.
Grant A. Edey, Director of Khan, Chairman of the Audit and Finance Committee, has over 30 years of financial experience primarily in the mining industry. Mr. Edey recently retired from IAMGOLD Corporation where he was Chief Financial Officer from 2003 to 2007. From 1996 to 2002, he was Vice-President, Finance, Chief Financial Officer and Corporate Secretary of Repadre Capital Corporation. Prior to 1996, he held senior positions with Strathcona Mineral Services Limited, TransCanada Pipelines Limited, Eldorado Nuclear Limited, Rio Algom Limited and INCO Limited. Mr. Edey has been a director of Breakwater Resources Ltd. since 2005 and was a director of Queenstake Resources Ltd. from 2002 to 2004 and Santa Cruz Gold Ltd. from 1998 to 2002. Mr. Edey holds a B.Sc. in Mining Engineering from Queen’s University and an M.B.A. from the University of Western Ontario.
Hon. Robert P. Kaplan, Director of Khan, has over 40 years of experience as a lawyer, businessman and elected politician. Mr. Kaplan retired from a 25-year career in elective politics in 1993. He was a Federal Member of Parliament and Cabinet Minister in the Governments of the Rt. Hon. Pierre-Elliott Trudeau and Rt. Hon. John N. Turner. Mr. Kaplan is a director of European Goldfields Limited and a trustee of H&R REIT. As well, he is a former Director and Chairman of PetroKazakhstan Inc. Mr Kaplan has served as the Honourary Consul General of Kazakhstan for Canada for the last 14 years. Mr. Kaplan holds a B.A. in Sociology and an LL.B. from the University of Toronto. He was called to the Ontario Bar in 1963.
Paul D. Caldwell, B.A. (majors in Commerce and Economics), Chief Financial Officer of the Company, has over 30 years of financial experience. Mr. Caldwell, who joined the Company in August 2006, has held senior financial positions with Canadian gold mining companies operating in Argentina, Canada, Costa Rica, Nicaragua and the United States. He has been involved with a number of capital market transactions including private placement, prospectus and debt financings and several mergers and acquisitions. From October 2003 until August 2006, he was Controller of Glencairn Gold Corporation which operates gold mines in Central America including the Bellavista Gold Mine in Costa Rica and the Limon Mine in Nicaragua. Mr. Caldwell was Controller, Corporate Secretary and Chief Financial Officer of Black Hawk Mining Inc., which operated gold mines in Canada and Nicaragua, from January 2000 until October 2003 when Black Hawk merged with Glencairn Gold Corporation. Prior to this position, he was Controller of Black Hawk Mining Inc. from July 1996 to December 1999. Mr. Caldwell was Controller and Chief Financial Officer of Granduc Mining Inc. from June 1994 until June 1996 when Granduc merged with Black Hawk Mining Inc. From June 1994 until February 1996, he was Secretary, Treasurer and Chief Financial Officer of Consolidated Professor Mines Limited.
Donald A. Arsenault, P.Eng., MBA, Chief Operations Officer of Khan, has over 30 years of experience in the mining industry. Mr. Arsenault has served as Chief Operating Officer of Khan since October 2004. Mr. Arsenault has held project management responsibility on a wide variety of mining engineering projects including due diligence, Pre-Feasibility and Feasibility Studies. He has participated in and overseen operations such as a Denison/Rio Algom uranium project for Ontario Hydro. As an engineering superintendent for Esso Minerals from 1978 to 1981, he was directly involved in the design, construction and reopening of an old mine (Granduc) as well as the design, construction and start-up of a new mine (Gays River). Prior to being appointed Chief Operating Officer of Khan in October 2004, Mr. Arsenault was a secondary school teacher in Hamilton, Ontario from August 2000 to April 2003 and owner of the Oxford Learning Centre from June 1999 until November 2005. Mr. Arsenault is an engineer holding a B.Sc. in Mining Engineering from Queen’s University and an MBA and B.Ed. from the University of Toronto. He has principal direction over the day-to-day operations in Mongolia.
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Except as disclosed below, no director, officer, promoter or other member of management of Khan is, or within the ten years prior to the date hereof has been, a director, officer, promoter or other member of management of any other issuer that: (i) while that person was acting in the capacity of a director, officer, promoter or other member of management of that issuer, was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under securities legislation for a period of more than 30 consecutive days; (ii) while that person was acting in the capacity of a director, officer, promoter or other member of management of that issuer, was subject to an event that resulted, after that person ceased to be a director, officer, promoter or other member of management of that issuer, in such issuer being the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under securities legislation for a period of more than 30 consecutive days; or (iii) while that person was acting in the capacity of a director, officer, promoter or other member of management of that issuer, or within a year of such person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. Except as disclosed below, no director, officer, promoter or other member of management of Khan has within the ten years prior to the date hereof become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.
Kenneth G. Murton was a director and Chairman of Canuc Resources Corporation in June 2000 when the company became subject to cease trade orders issued by the Ontario, Alberta and Quebec securities commissions for failure to file audited financial statements for its 1999 financial year. These cease trade orders were revoked on April 9, 2007.

The Hon. Robert P. Kaplan was a director of Hurricane Hydrocarbons Ltd. (subsequently PetroKazakhstan Inc.) when the company was granted protection from its creditors under the Companies Creditors Arrangement Act (Canada) from May 1999 until March 2000. Mr. Kaplan also ceased to be a director of Mooney Aerospace Group, Ltd. approximately ten months prior to June 2004 when the company filed voluntary petitions for reorganization under Chapter 11 of United States federal bankruptcy laws.
Conflicts of Interest
The directors or officers of Khan are, or may become, directors or officers of other companies with businesses which may conflict with the business of Khan. In accordance with the OBCA, directors are required to act honestly and in good faith with a view to the best interests of Khan. In addition, directors in a conflict of interest position are required to disclose certain conflicts to Khan and to abstain from voting in connection with the matter. To the best of Khan’s knowledge, there are no known existing or potential conflicts of interest between Khan or a subsidiary of Khan and a director or officer of Khan or a subsidiary of Khan as a result of their outside business interests at the date hereof. However, certain of the directors and officers serve as directors and/or officers of other companies. Accordingly, conflicts of interest may arise which could influence these persons in evaluating possible acquisitions or in generally acting on behalf of Khan.
LEGAL PROCEEDINGS
Shareholder Oppression Action
In October 2004, Wallace Mays, a former promoter, director and officer of Khan and a principal shareholder of Khan, purported to transfer (the “Unlawful Assignments”) all of the Corporation’s assets ,including the Main Dornod Property and the Corporation’s gold assets (the “Misappropriated Assets”), to WM Mining, a company controlled by him, in settlement of an outstanding account from AATA International Inc. (“AATA”). In executing the Unlawful Assignments, Mr. Mays purported to be acting as an officer of each of Khan’s subsidiaries and as the senior officer of WM Mining. All of this was done without the knowledge or consent of the Corporation or the shareholders of the transferor companies and in direct violation of the Board’s resolution of October 3, 2004 removing Mr. Mays from all directorships and offices with the Corporation’s group of companies.
On May 11, 2006, a shareholder of Khan (the “Applicant”), issued an application (the “Oppression Application”) in the Ontario Superior Court of Justice under Section 248 of the OBCA naming WM Mining, Mr. Mays and Khan and its subsidiaries as respondents. The Applicant sought (i) a declaration that the purported transfer of the assets of the Corporation to WM Mining as described above is oppressive, unfairly prejudicial to and unfairly disregards the Applicant’s interests as a shareholder of the Corporation; and (ii) an order setting aside the Unlawful Assignments.
On June 20, 2006, the Applicant issued an amended notice of application (the “Amended Notice of Application”) in which the Applicant amended his Application to include the following additional relief: (i) a declaration that the respondent Mays unlawfully purported to convert, misappropriate or otherwise interfere with the principal assets of Khan and its affiliates; (ii) an order compelling Mr. Mays and WM Mining to transfer the Misappropriated Assets back to Khan or its affiliates; (iii) an interim, interlocutory and permanent injunction restraining WM Mining and Mr. Mays from holding WM Mining out as being the owner of any legal or beneficial interest in the Misappropriated Assets; and (iv) in the alternative, an order compensating the Applicant.

Mr. Mays and WM Mining brought a motion to stay or dismiss the Oppression Application on the basis that the Ontario court did not have jurisdiction and/or that the proceeding was an abuse of process. The motion was heard on July 14, 2006 and was dismissed with costs awarded to the Applicant and the Corporation.
On October 12, 2006, the parties to the Oppression Application consented to an Order of the Ontario Superior Court of Justice. Among other things, the Consent Order: (i) declared that the Unlawful Assignments were unfairly prejudicial to and unfairly disregarded the Applicant’s interests as a shareholder of Khan; (ii) set aside the Unlawful Assignments; and (iii) ordered that Mr. Mays and WM Mining not take any steps to deal or attempt to deal with the assets that are the subject of the Unlawful Assignments. The Consent Order does not affect the claims asserted in the Mays action (described below), nor does it affect the rights of the parties to the Mays action to proceed with or respond to those claims.
Mays Action
On September 15, 2006, Mr. Mays, WM Mining and Nueces issued a Statement of Claim in the Ontario Superior Court of Justice (the “Mays Claim”) under Section 248 of the OBCA against Khan, Khan Bermuda, certain current and former directors and shareholders of Khan and others. In the Mays Claim, Mr. Mays asserts that he is the victim of a deceit and conspiracy to deprive him of his interests in certain mining properties in Mongolia. Mr. Mays also asserts that he has been oppressed as a shareholder of Khan as a result of Khan allegedly: (i) depriving him of the opportunity to play an active role in the management of the business; (ii) failing to satisfy financial obligations that he had incurred through WM Mining; (iii) failing to pursue the development of its gold properties; and (iv) failing to secure a loan or loan guarantee from Overseas Private Investment Corporation for the development of the Big Bend Gold Property.
The relief sought as against Khan and Khan Bermuda in the Mays Claim includes: (i) a declaration that the business and affairs of Khan and Khan Bermuda have been carried on in a manner oppressive of, unfairly prejudicial to, or that unfairly disregards the interests of the plaintiffs; (ii) an order setting aside a Share Exchange Agreement; (iii) an order setting aside the issuance of common shares of Khan pursuant to the exercise of certain share purchase warrants granted or extended by the Board on October 3, 2004; (iv) an order requiring Khan to indemnify Mr. Mays and WM Mining for all expenses, costs and liabilities incurred by them in connection with the business, operations and affairs of Khan; (v) an order requiring the Corporation to take immediate steps to develop the Big Bend and Ogmoor gold properties in Mongolia; (vi) compensation for oppressive conduct in the amount of Cdn.$150 million; and (vii) damages for knowing assistance in breach of trust and breach of fiduciary duty in the amount of Cdn.$150 million.
On November 13, 2006, Khan and Khan Resources Bermuda Ltd. filed a Statement of Defence denying the allegations set out in the Mays Claim and denying that the Plaintiffs are entitled to the relief claimed therein.
On September 28, 2007, Mr. Mays, WM Mining and Nueces amended the Mays Claim (the “Amended Mays Claim”) and withdrew their claim to set aside the Share Exchange Agreement. Instead the Amended Mays Claim seeks (i) an order varying the Share Exchange Agreement such that Mr. Mays is the only party entitled to the issuance of purchaser special warrants (the “Purchase Warrants”) under that agreement; (ii) an order setting aside all issuances of Purchase Warrants to recipients other than Mr. Mays (the “Recipients”) and an order issuing those Purchase Warrants to Mays as of July 31, 2003; (iii) an order requiring Khan to issue to Mr. Mays that number of Khan common shares into which the Purchase

Warrants received by the Recipients were exercisable; and (iv) an order rectifying the securities and other records of Khan to reflect that Mr. Mays is the registered owner of all Khan securities that have been issued to the Recipients as a result of the exercise of Purchase Warrants.
The parties to the Mays action have substantially completed documentary production and had set a schedule for examinations for discovery to take place between January and March of 2008.
As a result of the proceedings for contempt of court initiated by Khan against Mr. Mays and WM Mining in the Ontario Superior Court of Justice (see “- Mays and WM Mining Contempt Proceedings” below), this action has been adjourned by court order and cannot proceed until the contempt proceedings against Mr. Mays and WM Mining have been dealt with.
Khan Action for Damages
On October 3, 2006, Khan and its subsidiaries issued a Statement of Claim against Mr. Mays, WM Mining and Nueces in the Ontario Superior Court of Justice. As against Mr. Mays, the plaintiffs seek equitable compensation resulting from his alleged breach of fiduciary duties in the amount of Cdn.$10 million. As against all of the defendants, the plaintiffs seek, among other things: (i) general damages resulting from the alleged torts of injurious falsehood and unlawful interference with economic interests in the amount of Cdn.$10 million; (ii) damages and/or reimbursement in the amount of the Cdn.$550,000 relating to a debt owed by the defendants to AATA; (iii) aggravated, exemplary and punitive damages in the amount of Cdn.$5 million; and (iv) an interim, interlocutory and permanent injunction restraining the defendants and their servants or agents from dealing or purporting to deal with or interfering with, among other things, any mineral property or interest owned by any of the plaintiffs. Mr. Mays, WM Mining and Nueces served a defence to this claim in January 2007.
Mays and WM Mining Contempt Proceedings
Khan has commenced contempt of court proceedings in the Ontario Superior Court of Justice against Mr. Mays and WM Mining.  Khan alleges that by signing and delivering to the SPC a September 3, 2007 letter, Mr. Mays and WM Mining breached the terms of an October 12, 2006 consent order of the Superior Court of Justice. Following submissions to the court on December 17, 2007 Mr. Mays, on behalf of WM Mining, executed and delivered to Khan a further letter revoking his September 3, 2007 letter which letter is to be delivered to the SPC.
Khan has obtained an order from Mr. Justice Cumming setting a hearing of the motion for contempt of court for February 14, 2008. Contempt of court, in these circumstances, is a quasi-criminal offence that, if substantiated, may carry with it a term of incarceration. Khan intends to vigorously pursue this case.
MATERIAL CONTRACTS
Except for contracts entered into by Khan in the ordinary course of business or otherwise disclosed herein, the only material contracts entered into by Khan within the most recently completed financial year, or entered into prior to the most recently completed financial year but still in effect, are the following:
The Western Prospector Agreement
See “General Development of the Business – History”.

The Escrow Agreement
See “Escrowed Securities”.
The Warrant Indenture
See “Description of Capital Structure – Class E Warrants”.
The Amended and Restated Shareholder Rights Plan Agreement
On November 14, 2006, Khan implemented an amended and restated Shareholder Rights Plan which was approved by the shareholders at Khan’s Annual and Special Meeting of Shareholders held on February 15, 2007. The terms of the Plan are contained in the Shareholder Rights Plan Agreement dated November 14, 2006 between Khan and Equity Transfer & Trust Company, as rights agent. The Shareholder Rights Plan is intended to provide the Board with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made for Khan and to provide every shareholder with an equal opportunity to participate in such bid. The Shareholder Rights Plan will be in effect for a period of three years, unless reconfirmed by shareholders. A shareholder or any other interested party may obtain a copy of the Shareholder Rights Plan through the internet at www.sedar.com.
The Underwriting Agreement
In connection with its secondary offering of Common Shares, Khan entered into an underwriting agreement dated February 13, 2007 with Haywood Securities Inc., as underwriter (the “Underwriting Agreement”). Pursuant to the Underwriting Agreement, the underwriter agreed to offer for sale to the public and Khan agreed to issue and sell, 8,150,000 Common Shares at a price of Cdn.$3.70 per Common Share for aggregate proceeds of Cdn.$30,155,000. In accordance with the terms of the Underwriting Agreement, Khan paid the underwriter a fee of 5% of the gross proceeds of the Common Shares sold under the Offering for their services in connection with the distribution of the Common Shares. In addition, the Underwriting Agreement provided for the granting to the underwriter of non-assignable options entitling the underwriter to purchase 244,500 Common Shares, or 3% of the number of Common Shares sold under the Offering, at an exercise price of Cdn.$3.70 per Common Share and with an expiry date that is 18 months following March 1, 2007.
REGISTRAR AND TRANSFER AGENT
Khan’s registrar and transfer agent is Equity Transfer & Trust Company, Suite 400, 200 University Avenue, Toronto, Ontario M5H 4H1.
AUDIT COMMITTEE AND AUDITORS
Audit Committee Charter
The text of the charter of the audit and finance committee (the “Audit Committee”) of the Board is attached hereto as Exhibit B.

Composition of the Audit Committee
The Audit Committee is composed of Grant A. Edey, James B.C. Doak and Peter J. Hooper, all of whom are independent. A member of the Audit Committee is considered independent if the member has no direct or indirect material relationship with the Corporation which could, in the view of the Board, reasonably interfere with the exercise of the member’s independent judgment. In addition, each member of the Audit Committee is financially literate. The following table describes the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

Name of Audit
Committee Member	Relevant Experience and Qualifications
James B.C. Doak	Over 25 years experience as an Economist and Chartered Financial Analyst Is a director of Cascades Inc. and Purepoint Uranium Group Inc. and a former Director of PetroKazakhstan Inc., Superior Propane Inc. and Spar Aerospace Inc. Has held senior positions at ScotiaMcLeod Inc., First Marathon Securities Ltd. and McLeod Young Weir Ltd. Past President and Director of the Toronto Society of Financial Analysts BA in Economics from the University of Toronto

Peter J. Hooper	Served as the Chief Operating Officer for Afcan Mining Corporation Served as managing director of mineral resources at Kingsdale Capital Corporation and as president of Valencia Resources Inc. Was a senior mining executive with Consolidated Rio Australia Ltd., J.S. Redpath Mining Engineering Ltd. and Dynatec Engineering Ltd.

Grant A. Edey	Served as Chief Financial Officer of IAMGold Corporation for five years and Chief Financial Officer of Repadre Capital Corporation for seven years Chairman of Audit Committee of Breakwater Resources Ltd. MBA from the University of Western Ontario

Pre-Approval Policies and Procedures
The charter of the Audit Committee provides that the Audit Committee must pre-approve any non-audit services to be provided to Khan or its subsidiaries by the external auditor.
Auditor Service Fees
The current auditors of Khan are Ernst & Young LLP (“Ernst & Young”), 222 Bay Street, Toronto-Dominion Centre, Toronto, Ontario M5K 1J5. The following Ernst & Young fees were incurred by Khan for the year ended September 30, 2007 and 2006 for professional services rendered to Khan:

Fees	2007	2006
Audit Fees[1]	113,000	Cdn.$196,000
Audit-Related Fees[2]	75,000	Cdn.$266,000
Tax Fees[3]	25,000	—
All Other Fees[4]	—	—

Total	Cdn.$213,000	Cdn.$462,000

Notes:

[1]	Audit Fees comprise professional services for the audit of Khan’s annual financial statements, review of Khan’s interim financial statements, and services normally provided in connection with Khan’s statutory and regulatory filings.

[2]	Audit-Related Fees comprise amounts paid for consultations on accounting developments and the accounting for potential corporate transactions.

[3]	Tax Fees comprise amounts paid for tax compliance, planning and advisory services.

[4]	The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.
INTERESTS OF EXPERTS
Scientific or technical information in this Annual Information Form relating to the Dornod Uranium Property is based upon a Technical Report prepared by Scott Wilson RPA. The Technical Report provides an independent technical review of the Mineral Reserves and Mineral Resources and the preliminary mining plan and recommends further work to advance exploration and development of the Dornod Uranium Property. The Technical Report was prepared by Hrayr Agnerian, M.Sc. (Applied), P. Geo., Ken A. Bocking, P. Eng., Jason J. Cox, P. Eng., and Leslie H. Heymann, P. Eng. Each of Messrs. Agnerian, Bocking, Cox and Heymann is a Qualified Person. To the best of Khan’s knowledge, all of the authors of the Technical Report are independent of the Corporation within the meaning of NI 43-101 and none of them holds any registered or beneficial interest, directly or indirectly, in any securities or other property of Khan or its associates or affiliates.
Ernst & Young has prepared an auditor’s report on the annual financial statements of Khan for the year ended September 30, 2007. Ernst & Young has advised that it is independent with respect to Khan within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

ADDITIONAL INFORMATION
Additional information relating to Khan may be found on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Khan’s securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in Khan’s information circular for its annual and special meeting of shareholders held on February 15, 2007. Additional financial information is provided in Khan’s financial statements and MD&A for its most recently completed financial year, all of which are filed on SEDAR.

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com
EXHIBIT A
EXECUTIVE SUMMARY OF TECHNICAL REPORT ON THE
THE DORNOD URANIUM PROJECT, MONGOLIA
EXECUTIVE SUMMARY
     Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA), Aker Kvaerner Canada Inc. (Aker Kvaerner), and Golder Associates Ltd. (Golder, together The Consultants) were retained by Khan Resources Inc. (Khan) to prepare a Pre-Feasibility Study (the PFS) on the Dornod Uranium Property (the Project) located in north-eastern Mongolia (Figure 4-1). This Technical Report, summarizing the PFS, is conformable to NI 43-101 Standards of Disclosure for Mineral Projects.
     The Dornod Project comprises several uranium deposits and some infrastructure. There are two deposits for which Mineral Resources and Mineral Reserves have been estimated:
•	An open pit mine at the No. 2 Deposit. From 1988 to 1995, Priargunsky Industrial Mining and Chemical Enterprise (Priargunsky) extracted some 590,000 tonnes of material at an average grade of 0.118% U3O8. Currently, the open pit is full of water.

•	An underground uranium deposit (No. 7) which remains partially developed by three shafts and about 20,000 m of development drifts. Some of this development is also related to the nearby No. 4 and No. 5 Deposits. Currently, the underground workings are flooded.
     Khan is a Canadian reporting issuer with a corporate office in Toronto. Khan, in joint venture with Priargunsky (a Russian government entity, based in Krasnokamensk, Eastern Siberia), and Mongol Erdene (a division of the Ministry of Energy, Geology and Mining of Mongolia), plans to bring the Dornod Project into production.
CONCLUSIONS AND RECOMMENDATIONS
     The Pre-Feasibility Study commissioned by Khan for the Dornod Project shows a positive economic outcome, including the following key results:

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com
MINERAL RESOURCES
•	At the 0.040% U3O8 cut-off grade and five-metre minimum vertical thickness of mineralization, the No. 7 Deposit contains 14.36 million tonnes of Indicated Mineral Resources at an average grade of 0.154% U3O8.

•	At the 0.030% U3O8 cut-off grade and two-metre minimum vertical thickness of mineralization, the No. 2 Deposit contains 9.55 million tonnes of Indicated Mineral Resources at an average grade of 0.071% U3O8.

•	Several additional uranium deposits and showings have been discovered in the general Dornod area. In particular, the No. 5 Deposit is situated within the Additional Dornod Property (Mineral Licence 9282X). Two other deposits, No. 8 and No. 9, are situated outside the present property.

•	Past and recent exploration work has been carried out in a systematic manner and is well documented. These data are acceptable to estimate Mineral Resources.
MINERAL RESERVES
•	At the 0.040% U3O8 cut-off grade and five-metre minimum vertical thickness of mineralization, the No. 7 Deposit contains 11.28 million tonnes of Probable Mineral Reserves at an average grade of 0.156% U3O8, containing approximately 38.9 million pounds of U3O8. These Mineral Reserves constitute mineralized material which can be developed and mined as an underground mine.

•	At the 0.030% U3O8 cut-off grade and two-metre minimum vertical thickness of mineralization, the No. 2 Deposit contains 3.34 million tonnes of Probable Mineral Reserves at an average grade of 0.081% U3O8, containing approximately 6.0 million pounds of U3O8. These Mineral Reserves constitute mineralized material which can be developed and mined as an open pit.
MINING
•	Underground and open pit mines are planned, producing a total of approximately 1,225,000 tonnes of ore per year, at a rate of 3,500 tpd.

•	A total of 18.3 million tonnes of ore at an average grade of 0.122% U3O8 will be mined from the No. 7 and No. 2 Deposits over a period of 15 years.
PROCESSING
•	Uranium mineralization of the No. 7 Deposit is refractory. This is presumed to be due to the presence of brannerite, (a uranium titanate mineral), zircon, and the high carbonate content (4% to 7%) associated with the mineralization. Furthermore, uranium minerals occur as very small grains and intergrowths with other minerals, which will require relatively fine grinding.

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com
•	Metallurgical recovery of 90% has been achieved in recent test work on the No. 7 Deposit, and this recovery has been used in the financial analysis on the Project.

•	Uranium mineralization of the No. 2 Deposit is free milling. This is based on previous testwork and results by Priargunsky.

•	Metallurgical recovery of 93% has been achieved in past operations on the No. 2 Deposit, and this recovery has been used in the financial analysis on the Project.

•	A milling rate of 3,500 tpd is planned for the combined production from the No. 7 and No. 2 Deposits.
ENVIRONMENTAL
•	The Project is expected to produce a total volume of approximately 15.3 million m3 of residue, which will be managed within a separate Residue Management Area (RMA).

•	Environmental studies required for permitting are in progress.
RECOMMENDATIONS
     Project economics are robust, and the authors recommend that Khan advance the Dornod Project to the Feasibility stage. In addition to the course of work typical of that level of study, the authors recommend the following specific items be included in a Feasibility Study:
•	Detailed gamma-ray logging should be part of future exploration programs, as a complement to assaying for uranium grades.

•	Evaluation of ground conditions in the No. 7 Deposit workings, once dewatering is completed.

•	Geomechanical modelling of the proposed excavation plan for the No. 7 Deposit, and subsequent review of the stoping sequence.

•	Examination of economic trade-offs for cemented fill vs. leaving thin pillars in ore, in marginal-grade areas.

•	Review of open pit design, which is sensitive to input parameters.

•	Metallurgical testwork to optimise leaching parameters for No. 7 Deposit material.

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com
•	Metallurgical testwork to confirm historical recoveries and other parameters for processing of No. 2 Deposit material.

•	Further study of the grade-recovery relationship, such that Life of Mine recoveries can be evaluated against mill feed grades.

•	Consideration of a sulfur-burning acid plant on site, to reduce operating and transport costs, in exchange for an increase in the capital requirement.

•	Investigation of additional land use acquisition, necessary for open pit waste disposal, and for potential improvements to Residue Management Area (RMA) location.

•	Hydrogeologic studies should be undertaken to improve estimates of groundwater infiltration rates into the underground workings and into the open pit as sources of fresh water for process operation requirements. These studies should also address estimation of the long-term sustainable ground water yield of the open pit.
ECONOMIC ANALYSIS
     A financial analysis has been completed for the Project. This evaluation has been done from the perspective of the joint venture.
     A cash flow model has been developed and cash flow statement prepared for the life of the Project. The model reflects first quarter 2007 pricing. The following assumptions have been used in the preparation of the model.
•	A uranium price of $55.00/lb of U3O8 has been used for the base case.

•	The Project is assumed to be 100% equity financed, and no interest charges have been applied.

•	The Owner’s costs were supplied by Khan.

•	Sustaining capital will be required for the raising of the tailings dams, for the stripping of the No. 2 open pit and to replace some of the non-mining mobile equipment. This capital is charged to the Project during the year in which it is incurred.
     The Project has a life of 14.5 years, an initial capital cost of $283.0 million including Owner’s costs, a payback period of 4.8 years from the time that the first capital payments are made, and generates net cash flow of $748.5 million.

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com
     The Project has an IRR of 36.8% and an NPV of $370.8 million, assuming a discount rate of 7.5%. The NPV at discount rates of 10%, 15%, and 20% are $293.9 million, $183.5 million, and $111.3 million, respectively.
     Key parameters used and arising out of the analysis are as follows:

• Annual Throughput (Mt)	1.26
• Mine Life (years)	14.5
• Total Capital Cost ($ millions)	283.0
• Maximum Negative Cash Flow ($ millions)	-283.9
• Average Annual Production (‘000 lbs U3O8)	3,685
• Total Operating Cost ($/t)	49.21
• Metal Price ($/lb U3O8)	55.00
• Average Employment	201
     The cash flow model is shown in Table 1-1.

SCOTT WILSON RPA	www.scottwilson.com www.scottwilsonmining.com
TABLE 1-1 DORNOD CASH FLOW BASE CASE
Aker Kvaerner
Table 1-1
Dornod Cash Flow base Case

Year	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
Year	-2	-1	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17
Ore Mined N0.7 Deposit	39,006	34,130	123,260	870,978	1,224,888	1,225,156	1,225,121	1,224,911	1,224,856	1,225,094	1,122,550	448,700	350,000	350,000	350,000	129,500	—	—	—
Ore Mined No.2 Deposit	—	—	—	—	—	—	—	—	—	—	102,550	775,950	875,000	637,000	875,000	1,095,500	1,225,000	1,225,000	124,433
Ore Mined, 000t	39,006	34,130	123,260	870,978	1,224,888	1,225,156	1,225,121	1,224,911	1,224,856	1,225,094	1,225,100	1,224,650	1,225,000	987,000	1,225,000	1,225,000	1,225,000	1,225,000	124,433
Ore Processed, 000 t			150,000	917,000	1,225,000	1,225,000	1,225,000	1,225,000	1,225,000	1,225,000	1,225,000	1,225,000	1,225,000	1,225,000	1,225,000	1,225,000	1,225,000	1,225,000	124,000
Uranium Grade % U308	Sens. Factor		0.222%	0.214%	0.208%	0.207%	0.215%	0.129%	0.112%	0.095%	0.134%	0.109%	0.111%	0.077%	0.069%	0.061%	0.058%	0.054%	0.064%
Recovery %	1		90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.3%	92.0%	92.3%	92.1%	92.3%	92.9%	93.2%	93.2%	93.2%

Uranium recoverd (Tonne)			299.7	1766.1	2296.0	2283.5	2372.8	1417.6	1239.6	1062.3	1477.2	1226.3	1256.2	863.5	783.3	691.9	661.6	620.8	74.1
Uranium Recoverd (000 lbs)	-2204.6		660.7	3893.7	5061.8	5034.3	5231.2	3125.3	2733.0	2320.0	3256.8	2703.6	2769.5	1903.6	1727.0	1525.4	1458.6	1368.6	163.3
Uranium Price (USD/lb U308)			$55.00	$55.00	$55.00	$55.00	$55.00	$55.00	$55.00	$55.00	$55.00	$55.00	$55.00	$55.00	$55.00	$55.00	$55.00	$55.00	$55.00

Uranium Revenue (USD/annum 000’s)			36,340	214,152	278,397	276,884	287,717	171,890	150,313	127,600	179,122	148,700	152,325	104,699	94,984	83,898	80,224	75,271	8,981

Opearating Cost
Mining $(1000)/a			4,400	28,059	31,220	30,834	29,495	24,998	22,166	22,172	19,671	33,735	32,727	32,727	32,727	28,855	25,883	20,937	1,974

Process, $(1000)/a			3,434	20,993	28,044	28,044	28,044	28,044	28,044	28,044	28,044	28,044	28,044	28,044	28,044	28,044	28,044	28,044	2,839

General and Adiministration, $(1000)/a			492	3,005	4,015	4,015	4,015	4,015	4,015	4,015	4,015	4,015	4,015	4,015	4,015	4,015	4,015	4,015	406

Total Operating Cost, $(1000)/a	1		8,326	52,058	63,279	62,893	61,554	57,057	54,225	54,231	51,730	65,795	64,786	64,786	64,786	60,914	57,942	52,996	5,219

Cash Flow From Operations, $(1000)/a (Before Tax)			28,014	162,094	215,119	213,991	226,163	114,833	96,087	73,369	127,392	82,905	87,539	39,913	30,198	22,984	22,282	22,275	3,763

Residual value of Assets	7%																		19,809

Depreciation Straight line in assets less residue (1000)			18,150	18,150	18,150	18,150	18,150	18,150	18,150	18,150	18,150	18,150	18,150	18,150	18,150	18,150	18,150	18,150	18,150

Uranium Royalty (1000)	5%		1,817	10,708	13,920	13,844	14,386	8,594	7,516	6,380	8,956	7,435	7,616	5,235	4,749	4,195	4,011	3,764	449

Taxable income (1000)			8,047	133,237	183,048	181,997	193,627	88,089	70,421	48,839	100,289	57,320	61,773	36,337	7,299	639	120	361	23,123

Corporate Tax Rate	3000	15%	0	33,009	45,462	45,199	48,107	21,722	17,305	11,910	24,771	14,030	15,143	8,784	1,525-	140-	270-	210-	4,009
(1st 3 mil @15% then 25%)		25%

Cash Flow From operations, after Tax (1000)			26,197	118,377	155,736	154,947	163,670	84,516	71,266	55,079	93,664	61,440	64,780	45,703	23,924	18,929	18,540	18,721	7,323

Capital Expenditures (1000)
Mining	-10,738	-16,299	-25,618	-13,982		30
Process	-3,393	-11,816	-19,693	-3,939		60
Factored Commodities Process Plant	—	-16,839	-16,839	—		90
Infrastructure	—	-20,562	-13,708	—		120
Indirects	-10,330	36,155	-5,165	—		150
Contingency	—	—	-41,215
Owner’s Costs			-16,150
Sustaining Capital — Mine								-581	-10,074	-23,998	-23,999		-581
Sustaining Capital — Tailings				-8,170					-8,170
Working Capital (months)				-2,603										2,603
	5

Capital Expenditures/Working Capital,	-25,007	-101,670	-138,387	-28,693	0	450	0	-581	-18,244	-23,998	-23,999	—	-581	2,603	—	—	—	—	—

Project Cash flow	-25,007	-101,670	-112,190	89,684	155,736	155,397	163,670	83,936	53,022	31,081	69,665	61,440	64,199	48,306	23,924	18,929	18,540	18,721	7,323

Accumulative Cash Flow	-25,007	-126,677	-238,867	-149,183	6,553	161,950	325,621	409,557	462,579	493,660	563,326	624,766	688,965	737,271	761,195	780,124	798,664	817,385	824,708

			37.1%
IRR	Discount %		USD (000’S)
NPV (1000)	0%		737.3
NPV (1000)	7.5%		363.1
NPV (1000)	10%		287.6
NPV (1000)	15%		178.9
NPV (1000)	20%		108.0

Payback		4.8 years
AKER KVAERNER

Scott Wilson RPA	www.scottwilson.com www.scottwilsonmining.com
ADDITIONAL CASH FLOW ASSUMPTIONS
     The following assumptions have been made for working capital:
•	It has been assumed that a period of 3 months will be required to start up the plant and get up to full production, and that it will take a further 2 months to receive payment for the initial uranium sales. Five months worth of operating costs will be required for working capital to cover this period. This money will be recovered at the end of the mine life.

•	Mining capital costs were estimated by SWRPA and the costs of the residue disposal requirements were provided by Golder.

•	Uranium will be shipped in truckloads of approximately 40 t. There will be an average of about 0.8 loads per week once production reaches steady state.
     The following assumptions have been made regarding taxation:
•	A royalty of 5% of the uranium revenue has been applied.

•	Corporate tax has been applied at a rate of 15% of income on the first $3 million and 25% on the remaining pre-tax profit. These details were provided by Khan and have not been verified.

•	It was assumed that 7% of the original capital cost will be recovered once the deposits have been mined out. Depreciation of the other 93% was applied on a straight-line basis during the mine life.
     In total, corporate taxes and royalties of $377.4 million will be paid during the Project life.
SENSITIVITY ANALYSIS
     The sensitivity analysis evaluates the response to a range of uranium prices, from $30.00 to $150.00 per lb of U3O8. The sensitivity to changes in capital and operating cost has been shown over a ±20% range. The Project rate of return and net present value at a 10% discount rate has been calculated over a ±10% range of uranium metallurgical recoveries.
     These sensitivities are shown in Table 1-2 and Figures 1-1 to 1-4.

Scott Wilson RPA	www.scottwilson.com www.scottwilsonmining.com
TABLE 1-2 SENSITIVITY ANALYSIS
Khan Resources Inc. — Dornod Uranium Property, Mongolia

			Percent of	NPV @ 10%	Internal Rate of
Variable	Unit	Value	Base Case	($ Millions)	Return

Uranium Price	$/lb U3O8	$30.0	55%	$41.1	4.5%
		$60.0	109%	$361.0	42.3%
		$90.0	164%	$762.9	68.3%
		$120.0	218%	$1,165.0	90.3%
		$150.0	273%	$1,567.0	109.7%

Capital Cost	$million	$226.4	80%	$322.0	44.2%
		$254.7	90%	$308.0	40.5%
		$283.0	Base	$293.9	37.3%
		$311.3	110%	$279.9	34.5%
		$339.6	120%	$265.9	32.0%

Operating Cost	$/t Milled	$39.4	80%	$338.5	40.0%
		$44.3	90%	$316.2	38.8%
		$49.2	Base	$293.9	37.3%
		$54.1	110%	$271.7	35.8%
		$59.1	120%	$245.4	34.2%

Recovery	%	82%	90%	$219.7	31.1%
		91%	Base	$293.9	37.3%
		100%	110%	$367.7	42.8%

Scott Wilson RPA	www.scottwilson.com www.scottwilsonmining.com
FIGURE 1-1 URANIUM PRICE NPV SENSITIVITY
FIGURE 1-2 URANIUM PRICE IRR SENSITIVITY

Scott Wilson RPA	www.scottwilson.com www.scottwilsonmining.com
FIGURE 1-3 NPV SENSITIVITIES
FIGURE 1-4 IRR SENSITIVITIES
     The Project is most sensitive to changes in the uranium prices. The base case price of $55.00/lb U3O8 represents about 65% of the current spot price of $85.00 (UxC, September 24, 2007).
     The Project is also slightly sensitive to changes in both initial capital and operating costs. These sensitivities are almost equivalent.

Scott Wilson RPA	www.scottwilson.com www.scottwilsonmining.com
     The Project is slightly more sensitive to a change in uranium recovery. An average recovery of 91.2% was used in the PFS. A drop in recovery to 82% would result in a 6% drop in IRR.

EXHIBIT B
AUDIT COMMITTEE CHARTER
1.	General
The Board of Directors (the “Board”) of Khan Resources Inc. (the “Company”) has established the Audit Committee (the “Committee”) to assist in fulfilling the Board’s responsibilities. The Committee is a key component in fulfilling the Company’s commitment to maintaining a higher standard of corporate responsibility.
The Committee will review the Company’s financial reports and its process, internal control systems, the management of financial risks, the external audit and assurance process, and the Company’s compliance with legal and regulatory requirements and the Company’s own code of business conduct and ethics.
2.	Organization

2.1	Membership
The Committee will be comprised of a minimum of three members to be nominated and appointed annually by the Board, all of whom are to be independent directors unless exempted under applicable laws and regulations. A member continues in his/her capacity until a successor is appointed or if the member resigns, is removed, or ceases to be a director of the Company.
Members of the Committee must, in the opinion of the Board, be financially literate and at a minimum be capable of reading and understanding all financial information and understand their respective implications over the short and long term.
2.2	Committee Chair and Secretary
The Board shall nominate and appoint/reappoint the Chair of the Committee annually. The Chair of the Committee must be an independent director of the Company and meet the Company’s standards of Independence outlined in Section 4 of the Corporate Governance Guidelines.
The role of Secretary can be filled by the Corporate Secretary or any other person as may be appointed by the Chair of the Committee.
2.3	Meetings
A quorum for any meeting will be two members in attendance. The Committee shall meet quarterly at a minimum and may invite any outside director or member of senior management to attend a meeting as an observer or answer questions that the Committee may have. The proceedings will be minuted.

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3.	Authority
The Board has authorized the Committee, within the parameters of its responsibilities, to seek any required information from any employee or external party, including obtaining outside legal or other professional counsel. The Committee is authorized to set and pay the compensation to those parties. The Committee will hire and monitor the Auditor.
4.	Duties and Responsibilities

4.1	Financial Reporting
(a)	Audited Annual Financial Statements: The Committee shall review the audited annual and interim financial statements, all related management discussion and analysis (“MD&A”), and earnings press releases for submission to the Board for approval and public disclosure.

(b)	Quarterly Review: The Committee shall review the unaudited quarterly financial statements, the related MD&A, and earnings press releases for submission to the Board for approval and public disclosure.

(c)	Significant Accounting Principles and Disclosure Issues: The Committee shall review with management and the external auditor, significant accounting principles and disclosure issues, including complex or unusual transactions, highly judgmental areas such as reserves or estimates, significant changes to accounting principles, and alternative treatments under Canadian GAAP for material transactions. This shall be undertaken with a view to understanding their impact on the financial statements, and to gaining reasonable assurance that the statements are accurate, complete, do not contain any misrepresentations, and present fairly the Company’s financial position and the results of its operations in accordance with Canadian GAAP.

(d)	Compliance: The Committee shall ensure that all of the Company’s financial reporting conforms to, and meets or exceeds, the requirements of Canadian GAAP and all applicable laws and regulations.

(e)	Legal Events: In the event of any actual or anticipated litigation or other events, including tax assessments, the Committee shall examine what material effect the event may have on the Company’s current or future financial statements and the manner in which these details have been disclosed in the financial statements.

(f)	Off-Balance Sheet Transactions: The Committee shall review any off-balance sheet transactions, arrangements, obligations, and other relationships with unconsolidated entities or other persons, and examine how that may have a material current or future effect on the Company’s financial position.

(g)	Procedural Review: The Committee shall satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information and periodically assess the adequacy of those procedures.

3
4.2	Internal Controls
(a)	Review and Assessment: The Committee shall periodically review the effectiveness of the Company’s system of internal control and management information systems through discussions with management and the external auditor. Based on that review the Committee will advise the Board of the adequacy of these controls and make recommendations for alterations to these controls when deemed necessary.

(b)	Fraud: The Committee shall oversee any investigations of alleged fraud and illegality relating to the Company’s finances.

(c)	Complaints: The Committee shall ensure appropriate systems are in place for the receipt, retention, and treatment of internal and external complaints in an anonymous and confidential manner by the Company regarding accounting, internal accounting controls, or auditing matters.

(d)	Hiring from the Auditor: The Committee shall review and approve the Company’s hiring policies regarding current or former partners and employees of the current or former external auditor.
4.3	External Audit
(a)	Auditor Reporting: The external auditor will report directly to the Committee.

(b)	Auditor Performance: The Committee shall review the terms of the external auditor’s engagement, accountability, experience, qualifications, independence, and overall performance.

(c)	Auditor Appointment or Replacement: The Committee shall appoint or replace the auditor based on the Committee’s evaluation and conclusions of the auditor’s performance and adequacy and set its compensation. The Committee shall advise the Board of the decision.

(d)	Audit Plan: The Committee shall review the audit plan and scope of the external audit with the external auditor and management, and consider whether the nature and scope of the planned audit procedures can be relied upon to detect weaknesses in internal controls, frauds or other illegal acts. The Committee shall make adjustments as needed.

(e)	Audit Results: The Committee shall review, in the absence of management, the results of the annual external audit, the audit report thereon and the auditor’s review of the related MD&A, and discuss with the external auditor the quality (not just the acceptability) of accounting principles used, any alternative treatments of financial information that have been discussed with management, the ramifications of their use and the auditor’s preferred treatment, and any other material communications with management.

(f)	Actions to be Taken: The Committee shall ensure that significant findings and recommendations by the external auditors are received and discussed on a timely basis. The Committee shall ensure that management responds to these findings and recommendations.

4
(g)	Disparity and Disagreements: The Committee shall ensure the resolution of any disagreements between management and the external auditor or incongruity between expectations and results regarding financial reporting.

(h)	Interim Financial Statements: The Committee may engage the external auditor to review all interim financial statements. The Committee shall review the results of the auditor’s review of the interim financial statements and MD&A.

(i)	Meeting with External Auditor: The Committee shall meet with the external auditor in the absence of management at least annually to discuss and review specific issues as appropriate as well as any significant matters that the auditor may wish to bring to the Committee for its consideration.

(j)	Correspondence Review: The Committee shall review with management and the external auditor any correspondence with regulators or governmental agencies, employee complaints or published reports that raise material issues regarding the Company’s financial statements or accounting policies.

(k)	Non-Audit/Audit Services: The Committee must pre-approve any non-audit services to be provided to the Company or its subsidiaries by the external auditor, with reference to compatibility of the service with the external auditor’s independence as prescribed by OSC regulations.

(l)	Other Audit Matters: The Committee shall review any other matters related to the external audit that are to be communicated to the Committee under generally accepted auditing standards.
4.4	Risk Management
The Committee shall undertake an annual review the Company’s risk management policies and procedures. The Committee oversees the implementation of these systems and determines their adequacy in mitigating and managing risks.
4.5	Compliance
(a)	General: The Committee shall monitor the Company’s compliance with all applicable laws and regulations. The Committee will review any investigations, reports, examinations or other instructions from regulatory authorities.

(b)	Filings: The Committee ensures timeliness and accuracy of the Company’s filings with regulatory authorities.

(c)	Code of Business Conduct and Ethics: The Committee shall confirm that the Company, its employees, and its operations follow the Company’s own Code of Business Conduct and Ethics and that adequate and effective systems are in place to enforce compliance.

(d)	Discussion with Management: The Committee will meet privately with management at least quarterly to discuss any areas of concern to the Committee or management.

5
4.6	Reporting Responsibilities
(a)	Adequacy of Charter: The Committee shall assess the continued adequacy of the Committee Charter annually and submit such amendments as the Committee sees fit to the Nominating and Corporate Governance Committee.

(b)	Disclosure: The Committee shall oversee appropriate disclosure of the Committee’s Charter, and other information required to be disclosed by applicable legislation, in the Company’s Annual Information Form and all other applicable disclosure documents.

(c)	Reporting to the Board: The Committee shall report regularly to the Board on Committee activities, findings and recommendations. The Committee is responsible for ensuring that the Board is aware of, and understands, any matter that may have a significant impact on the financial condition or affairs of the Company. The Committee shall submit its recommendations with respect to any such matter to the Board.